Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2019 and 2020, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(t) to the consolidated financial statements, the Company changed the manner in which it accounts for its investments in equity securities for the year ended March 31, 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein) appearing under the section of “Controls and Procedures” of the Company’s 2020 Annual Report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded HQG, Inc. and its subsidiaries (“Kaola”) from its assessment of internal control over financial reporting as of March 31, 2020, because it was acquired by the Company in a business combination during the year ended March 31, 2020. We have also excluded Kaola from our audit of internal control over financial reporting. Kaola is wholly owned by the Company, and its total assets and total revenue, which were excluded from management’s assessment and our audit of internal control over financial reporting, represented less than 1% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2020.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment on Goodwill Allocated to Reporting Units under the Digital Media and Entertainment Segment

As described in Note 2(z) and Note 17 to the consolidated financial statements, the Company’s balance of goodwill allocated to reporting units under the Digital Media and Entertainment Segment as of March 31, 2020 was RMB58,673 million. During the year ended March 31, 2020, the Company recorded an impairment charge of RMB576 million on goodwill allocated to one of those reporting units. Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company has elected to first perform a qualitative assessment to determine whether the two-step quantitative goodwill impairment testing is necessary. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations, business plans and strategies of the reporting units, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is performed.

The principal considerations for our determination that performing procedures relating to the impairment assessment on goodwill allocated to reporting units under the Digital Media and Entertainment Segment is a critical audit matter are that there was significant judgment and estimation by management when performing the qualitative assessment, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the factors considered in management’s qualitative assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment on goodwill allocated to reporting units under the Digital Media and Entertainment Segment, including controls over management’s evaluation of the factors considered in the qualitative assessment. These procedures also included, among others, testing management’s qualitative assessment, which included evaluating the factors considered by management, such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, implied value of the reporting units with reference to quoted market price of comparable companies, and other specific information related to the operations, business plans and strategies of the reporting units, including consideration of the impact of the COVID-19 pandemic.

Valuation of Intangible Assets Acquired in Connection with Business Combinations

As described in Note 2(x) and Note 16 to the consolidated financial statements, the Company recorded RMB5,626 million of intangible assets that were acquired in connection with business combinations during the year ended March 31, 2020, which were measured at fair value upon acquisition primarily using valuation techniques under the income approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital.

The principal considerations for our determination that performing procedures relating to the valuation of intangible assets acquired in connection with business combinations is a critical audit matter are that there was significant judgment and estimation by management when determining the fair values of these intangible assets, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the valuation techniques and the significant assumptions used by management in determining the fair value of these intangible assets, including future growth rates and weighted average cost of capital.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting in connection with business combinations, including controls over management’s identification of the intangible assets and controls over the development of the significant assumptions related to the valuation of these intangible assets. These procedures also included, among others, reading the share purchase agreements and testing the fair values of the intangible assets acquired in connection with business combinations as determined by management, which included (i) evaluating the appropriateness of the valuation techniques, (ii) testing the completeness, mathematical accuracy and relevance of the underlying data in management’s cash flow projections adopted in the income approach, and (iii) evaluating the significant assumptions, including future growth rates and weighted average cost of capital. Evaluating the reasonableness of the future growth rates for the forecast period involved considering the past performance of the acquired businesses as well as economic and industry forecasts. The weighted average cost of capital was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the future growth rate for terminal value and the weighted average cost of capital used by management.

Fair Value Determination Related to Investments in Privately Held Companies Accounted for Using the Measurement Alternative

As described in Note 2(t) and Note 12 to the consolidated financial statements, the Company’s investments in privately held companies accounted for using the measurement alternative were RMB80,939 million as of March 31, 2020. The Company recorded these investments at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The fair value of these investments with observable price changes is determined based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities.

The principal considerations for our determination that performing procedures relating to the fair value determination related to investments in privately held companies accounted for using the measurement alternative is a critical audit matter are that there was significant judgment and estimation by management when determining the fair value of these investments, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s assessment of whether the observable transaction is orderly and similar to the Company’s investment and management’s determination of the fair value adjustments.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to fair value determination of these investments in privately held companies, including controls over management’s assessment of whether the observable transaction is orderly and similar to the Company’s investment and controls over the determination of the fair value adjustments. These procedures also included, among others, testing the fair value of these investments as determined by management, which included (i) evaluating whether the observable transaction is orderly and similar to the Company’s investment, (ii) testing the completeness, mathematical accuracy and relevance of key underlying data used in the valuation, and (iii) evaluating the unobservable inputs, including volatility as well as rights and obligations of the securities, as used in the valuation. The volatility was evaluated by considering the external market and industry data of comparable businesses. The rights and obligations of the securities were evaluated by reading the investment agreements. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the volatility used by management as well as the rights and obligations of the securities.

Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”)

As described in Note 4(l) to the consolidated financial statements, following the satisfaction of the closing conditions in September 2019, the Company received the 33% equity interest in Ant Group pursuant to the share and asset purchase agreement (together with all subsequent amendments, the “SAPA”). Under the SAPA, the consideration to acquire the newly issued 33% equity interest in Ant Group was fully funded by concurrent payments from Ant Group to the Company in consideration for certain intellectual property rights and assets that the Company transferred to Ant Group upon the issuance of the equity interest. The Company accounts for its equity interest in Ant Group under the equity method. Upon the receipt of the equity interest in September 2019, the investment was initially measured at cost, with an upward adjustment determined based on the fair value of the Company’s share of Ant Group’s net assets as of the completion date of the transaction. Upon the completion, the Company recorded the 33% equity interest in Ant Group with a carrying value amounting to RMB90.7 billion in investment in equity investees, other cost reimbursement of RMB0.6 billion from Ant Group to the Company pursuant to the SAPA and the deferred tax effect of RMB19.7 billion, with a corresponding gain of RMB71.6 billion recorded in interest and investment income, net in the year ended March 31, 2020. The application of accounting principles related to the measurement of the 33% equity interest in Ant Group and the recognition of the upward adjustment require significant management judgment, which included (i) determination of the contract inception date of the SAPA for the initial measurement of the 33% equity interest in Ant Group and (ii) determination of the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment when the former is greater than the latter. Management considered the relevant U.S. GAAP guidance, and focused on the legal enforceability of the agreement, and determined that the contract inception date was in 2014. In the absence of specific guidance and with the diversity in practice, management assessed various views derived from the interpretations of relevant U.S. GAAP and made reference to the relevant guidance of other international accounting framework, and recognized the difference under interest and investment income, net with a corresponding increase to the initial carrying value of the investment in Ant Group.

The principal considerations for our determination that performing procedures relating to the investment in Ant Group is a critical audit matter are that there was significant judgment and estimation by management in applying accounting principles related to the measurement of the 33% equity interest in Ant Group and recognizing the related gain, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s determination of the contract inception date and the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment when the former is greater than the latter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of the 33% equity interest in Ant Group, including controls over management’s application of accounting principles related to the measurement of the 33% equity interest in Ant Group and the recognition of the related gain. These procedures also included, among others, testing management’s determination of the contract inception date and the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment. Evaluating management’s determination of the contract inception date included (i) evaluating management’s assessment of when the legally enforceable right first exists and (ii) evaluating Ant Group’s obligation and commitment to pursue the regulatory approvals relevant to the transaction. Evaluating the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment included obtaining and examining management’s evaluation of the transaction. Professionals with specialized skill and knowledge were used to assist in evaluating the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment as determined by management.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong, July 9, 2020, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in the presentation of segment information as discussed in Note 5 and Note 26, as to which the date is February 2, 2021

We have served as the Company’s auditor since 1999.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2018	2019	2020
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 22	250,266	376,844	509,711	71,985
Cost of revenue	22	(107,044)	(206,929)	(282,367)	(39,878)
Product development expenses	22	(22,754)	(37,435)	(43,080)	(6,085)
Sales and marketing expenses	22	(27,299)	(39,780)	(50,673)	(7,156)
General and administrative expenses	22	(16,241)	(24,889)	(28,197)	(3,982)
Amortization and impairment of intangible assets	16	(7,120)	(10,727)	(13,388)	(1,891)
Impairment of goodwill	17	(494)	—	(576)	(81)
Income from operations		69,314	57,084	91,430	12,912
Interest and investment income, net		30,495	44,106	72,956	10,303
Interest expense		(3,566)	(5,190)	(5,180)	(731)
Other income, net	6, 22	4,160	221	7,439	1,051
Income before income tax and share of results of equity investees		100,403	96,221	166,645	23,535
Income tax expenses	8	(18,199)	(16,553)	(20,562)	(2,904)
Share of results of equity investees	14	(20,792)	566	(5,733)	(810)
Net income		61,412	80,234	140,350	19,821
Net loss attributable to noncontrolling interests		2,681	7,652	9,083	1,283
Net income attributable to Alibaba Group Holding Limited		64,093	87,886	149,433	21,104
Accretion of mezzanine equity		(108)	(286)	(170)	(24)
Net income attributable to ordinary shareholders		63,985	87,600	149,263	21,080
Earnings per share attributable to ordinary shareholders (Note)	10
Basic		3.13	4.24	7.10	1.00
Diluted		3.06	4.17	6.99	0.99
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	10
Basic		25.06	33.95	56.82	8.02
Diluted		24.51	33.38	55.93	7.90
Weighted average number of shares used in computing earnings per share (million shares) (Note)	10
Basic		20,425	20,640	21,017
Diluted		20,881	20,988	21,346

Note: Basic and diluted earnings per share and the number of shares for the years ended March 31, 2018 and 2019 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	61,412	80,234	140,350	19,821
Other comprehensive (loss) income:
- Foreign currency translation:
Change in unrealized (losses) gains	(805)	1,068	3,058	432
- Available-for-sale securities:
Change in unrealized gains	769	—	—	—
Reclassification adjustment for losses recorded in net income	57	—	—	—
Tax effect	385	—	—	—
Net change	1,211	—	—	—
- Share of other comprehensive income of equity method investees:
Change in unrealized (losses) gains	(930)	582	(546)	(77)
- Interest rate swaps under hedge accounting and others:
Change in unrealized gains (losses)	143	(295)	(507)	(72)
- Forward exchange contracts under hedge accounting:
Change in unrealized losses	(85)	—	—	—
Other comprehensive (loss) income	(466)	1,355	2,005	283
Total comprehensive income	60,946	81,589	142,355	20,104
Total comprehensive loss attributable to noncontrolling interests	2,215	6,637	8,615	1,217
Total comprehensive income attributable to ordinary shareholders	63,161	88,226	150,970	21,321

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2019	2020
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	189,976	330,503	46,676
Short-term investments	2(q)	3,262	28,478	4,022
Restricted cash and escrow receivables	11	8,518	15,479	2,186
Investment securities	12	9,927	4,234	598
Prepayments, receivables and other assets	13	58,590	84,229	11,895
Total current assets		270,273	462,923	65,377
Investment securities	12	157,090	161,329	22,784
Prepayments, receivables and other assets	13	28,018	57,985	8,189
Investments in equity investees	14	84,454	189,632	26,782
Property and equipment, net	15	92,030	103,387	14,601
Intangible assets, net	16	68,276	60,947	8,607
Goodwill	17	264,935	276,782	39,089
Total assets		965,076	1,312,985	185,429

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Current bank borrowings	20	7,356	5,154	728
Current unsecured senior notes	21	15,110	—	—
Income tax payable		17,685	20,190	2,851
Escrow money payable	11	8,250	3,014	426
Accrued expenses, accounts payable and other liabilities	19	117,711	161,536	22,813
Merchant deposits	2(ad)	10,762	13,640	1,926
Deferred revenue and customer advances	18	30,795	38,338	5,415
Total current liabilities		207,669	241,872	34,159
Deferred revenue	18	1,467	2,025	286
Deferred tax liabilities	8	22,517	43,898	6,200
Non-current bank borrowings	20	35,427	39,660	5,601
Non-current unsecured senior notes	21	76,407	80,616	11,385
Other liabilities	19	6,187	25,263	3,567
Total liabilities		349,674	433,334	61,198

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2019	2020
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	24, 25	—	—	—
Mezzanine equity		6,819	9,103	1,286
Shareholders’ equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2019 and 2020; 20,696,476,576 and 21,491,994,944 shares issued and outstanding as of March 31, 2019 and 2020, respectively (Note)		1	1	—
Additional paid-in capital		231,783	343,707	48,541
Treasury shares, at cost	2(ag)	—	—	—
Restructuring reserve		(97)	—	—
Subscription receivables		(49)	(51)	(7)
Statutory reserves	2(ah)	5,068	6,100	861
Accumulated other comprehensive loss
Cumulative translation adjustments		(2,592)	(387)	(55)
Unrealized gains (losses) on interest rate swaps and others		257	(256)	(36)
Retained earnings		257,886	406,287	57,379
Total shareholders’ equity		492,257	755,401	106,683
Noncontrolling interests		116,326	115,147	16,262
Total equity		608,583	870,548	122,945
Total liabilities, mezzanine equity and equity		965,076	1,312,985	185,429

Note: Par value per share and the number of shares as of March 31, 2019 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
									available-for-sale
	Ordinary shares		Additional					Cumulative	securities, interest		Total
	Share		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps and	Retained	shareholders’	Noncontrolling	Total
	(Note)	Amount	capital	shares	reserve	receivables	reserves	adjustments	others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2017	20,234,913,512	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129
Foreign currency translation adjustment	—	—	—	—	—	14	—	24	(366)	—	(328)	(463)	(791)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	1,212	—	1,212	(1)	1,211
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(525)	—	—	—	—	—	(930)	—	(1,455)	—	(1,455)
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	(85)	—	(85)	—	(85)
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	143	—	143	—	143
Net income for the year	—	—	—	—	—	—	—	—	—	64,093	64,093	(1,751)	62,342
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	40,087	40,087
Issuance of shares, including exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	340,525,232	—	3,945	—	—	(114)	—	—	—	—	3,831	—	3,831
Transactions with noncontrolling interests	—	—	(186)	—	—	—	—	—	—	—	(186)	(10,513)	(10,699)
Amortization of compensation cost	—	—	19,053	—	—	—	—	—	—	—	19,053	1,039	20,092
Partial disposal of the Company’s shares by Suning.com Co., Ltd.	—	—	—	590	—	—	—	—	—	—	590	—	590
Appropriation to statutory reserves	—	—	—	—	—	—	298	—	—	(298)	—	—	—
Others	—	—	(108)	—	263	—	—	—	—	—	155	(112)	43
Balance as of March 31, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,594)	8,677	172,353	365,822	70,616	436,438

Note: The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
									available-for-sale
	Ordinary shares		Additional					Cumulative	securities, interest		Total
	Share		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps and	Retained	shareholders’	Noncontrolling	Total
	(Note)	Amount	capital	shares	reserve	receivables	reserves	adjustments	others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of March 31, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,594)	8,677	172,353	365,822	70,616	436,438
Cumulative effect of change in accounting principle (Note 2(t))	—	—	—	—	—	—	—	(32)	(8,164)	8,196	—	—	—
Balance as of April 1, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,626)	513	180,549	365,822	70,616	436,438
Foreign currency translation adjustment	—	—	—	—	—	(12)	—	452	39	—	479	577	1,056
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	142	—	—	—	—	582	—	—	724	—	724
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(295)	—	(295)	—	(295)
Net income for the year	—	—	—	—	—	—	—	—	—	87,886	87,886	(7,214)	80,672
Acquisition of subsidiaries	—	—	7,515	—	—	—	—	—	—	—	7,515	49,805	57,320
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	208,011,512	—	228	—	—	126	—	—	—	—	354	—	354
Repurchase and retirement of ordinary shares	(86,973,680)	—	(1,013)	—	—	—	—	—	—	(9,859)	(10,872)	—	(10,872)
Transactions with noncontrolling interests	—	—	3,412	—	—	—	—	—	—	—	3,412	406	3,818
Amortization of compensation cost	—	—	35,015	—	-	—	—	—	—	—	35,015	2,586	37,601
Disposal of the Company’s shares by Suning.com Co., Ltd.	—	—	—	2,233	—	—	—	—	—	—	2,233	—	2,233
Appropriation to statutory reserves	—	—	—	—	—	—	690	—	—	(690)	—	—	—
Others	—	—	(280)	—	264	—	—	—	—	—	(16)	(450)	(466)
Balance as of March 31, 2019	20,696,476,576	1	231,783	—	(97)	(49)	5,068	(2,592)	257	257,886	492,257	116,326	608,583

Note: The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

								Accumulated other
								comprehensive income (loss)
									Unrealized
									gains (losses) on
	Ordinary shares		Additional					Cumulative	interest		Total
	Share		paid-in	Treasury	Restructuring	Subscription	Statutory	translation	rate swaps and	Retained	shareholders’	Noncontrolling	Total
	(Note)	Amount	capital	shares	reserve	receivables	reserves	adjustments	others	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2019	20,696,476,576	1	231,783	—	(97)	(49)	5,068	(2,592)	257	257,886	492,257	116,326	608,583
Foreign currency translation adjustment	—	—	—	—	—	(2)	—	2,711	3	—	2,712	344	3,056
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(186)	—	—	—	—	(537)	(9)	—	(732)	—	(732)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(507)	—	(507)	—	(507)
Net income for the year	—	—	—	—	—	—	—	—	—	149,433	149,433	(8,959)	140,474
Acquisition of subsidiaries	14,329,896	—	2,252	—	—	—	—	—	—	—	2,252	(501)	1,751
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	206,246,032	—	960	—	—	—	—	—	—	—	960	—	960
Issuance of shares – global offering, net of issuance costs	575,000,000	—	91,112	—	—	—	—	—	—	—	91,112	—	91,112
Repurchase and retirement of ordinary shares	(57,560)	—	—	—	—	—	—	—	—	—	—	—	—
Transactions with noncontrolling interests	—	—	(9,629)	—	—	—	—	—	—	—	(9,629)	4,138	(5,491)
Amortization of compensation cost	—	—	27,584	—	—	—	—	—	—	—	27,584	4,009	31,593
Appropriation to statutory reserves	—	—	—	—	—	—	1,032	—	—	(1,032)	—	—	—
Others	—	—	(169)	—	97	—	—	31	—	—	(41)	(210)	(251)
Balance as of March 31, 2020	21,491,994,944	1	343,707	—	—	(51)	6,100	(387)	(256)	406,287	755,401	115,147	870,548

Note: The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	61,412	80,234	140,350	19,821
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation gain on previously held equity interest	(24,436)	(30,187)	(1,538)	(217)
Gain on disposals of equity investees	(2,971)	(42)	(1)	—
Realized and unrealized (gain) loss related to investment securities	(70)	(16,082)	4,439	627
Change in fair value of other assets and liabilities	1,415	(1,422)	1,661	235
Gain in relation to the receipt of the 33% equity interest in Ant Group (Note 4(l))	—	—	(71,561)	(10,106)
(Gain) Loss on disposals of subsidiaries	(14)	4	(10,042)	(1,418)
Depreciation of property and equipment, and operating lease cost relating to land use rights	8,789	14,962	20,523	2,899
Amortization of intangible assets and licensed copyrights	13,231	22,118	21,904	3,093
Share-based compensation expense	20,075	37,491	31,742	4,483
Impairment of cost method investees, investment securities and other assets	1,816	10,867	13,256	1,872
Impairment of goodwill, intangible assets and licensed copyrights	1,295	2,843	4,104	579
(Gain) Loss on disposals of property and equipment	(95)	55	(24)	(3)
Amortization of restructuring reserve	264	264	97	14
Share of results of equity investees	20,792	(566)	5,733	810
Deferred income taxes	976	(2,197)	(3,443)	(486)
Allowance for doubtful accounts	601	383	1,989	281
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets	(14,765)	(10,185)	(43,386)	(6,128)
Income tax payable	6,610	3,060	2,538	358
Escrow money payable	643	5,197	(5,216)	(737)
Accrued expenses, accounts payable and other liabilities	23,158	24,355	56,690	8,006
Merchant deposits	1,389	1,184	2,878	406
Deferred revenue and customer advances	5,690	8,639	7,914	1,118
Net cash provided by operating activities	125,805	150,975	180,607	25,507
Cash flows from investing activities:
(Increase) Decrease in short-term investments, net	(730)	8,028	(24,907)	(3,518)
Payments for settlement of forward exchange contracts	(582)	(15)	(193)	(27)
Acquisitions of investment securities	(11,872)	(72,472)	(29,944)	(4,229)
Disposals of investment securities	7,223	10,057	18,798	2,655
Acquisitions of equity investees	(53,742)	(11,860)	(24,488)	(3,458)
Disposals of equity investees	6,185	282	78	11
Disposals of intellectual property rights and assets (Note 4(l))	—	—	12,648	1,786
Acquisitions of:
Land use rights and construction in progress relating to office campuses	(4,027)	(3,146)	(7,888)	(1,114)
Other property and equipment	(15,601)	(32,336)	(24,662)	(3,483)
Licensed copyrights and other intangible assets	(10,208)	(14,161)	(12,836)	(1,813)
Cash paid for business combinations, net of cash acquired	(515)	(35,434)	(14,536)	(2,053)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(27)	(10)	(107)	(15)
Loans to employees, net of repayments	132	7	(35)	(5)
Net cash used in investing activities	(83,764)	(151,060)	(108,072)	(15,263)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	399	354	91,506	12,923
Repurchase of ordinary shares	—	(10,872)	—	—
Acquisition of additional equity interests in non-wholly owned subsidiaries	(13,627)	(1,123)	(15,402)	(2,175)
Payment for settlement of contingent consideration	(770)	—	—	—
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(112)	(226)	(278)	(39)
Capital injection from noncontrolling interests	1,124	8,706	11,049	1,560
Proceeds from bank and other borrowings	26,824	12,116	15,788	2,230
Repayment of bank borrowings	(30,414)	(16,347)	(15,943)	(2,252)
Proceeds from unsecured senior notes	45,817	—	—	—
Repayment of unsecured senior notes	(8,602)	—	(15,798)	(2,231)
Upfront fee payment for a revolving credit facility and syndicated loan	(280)	—	(69)	(10)
Net cash provided by (used in) financing activities	20,359	(7,392)	70,853	10,006
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(6,065)	3,245	4,100	579
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	56,335	(4,232)	147,488	20,829
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	146,391	202,726	198,494	28,033
Cash and cash equivalents, restricted cash and escrow receivables at end of year	202,726	198,494	345,982	48,862

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income tax

Income tax paid was RMB10,058 million, RMB15,713 million and RMB21,474 million for the years ended March 31, 2018, 2019 and 2020, respectively.

Payment of interest

Interest paid was RMB2,884 million, RMB4,972 million and RMB5,066 million for the years ended March 31, 2018, 2019 and 2020, respectively.

Business combinations

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Cash paid for business combinations	(17,300)	(48,206)	(16,022)
Cash acquired in business combinations	16,785	12,772	1,486
	(515)	(35,434)	(14,536)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

1.	Organization and principal activities

Alibaba Group Holding Limited (the “Company”) is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term “Company” also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. SoftBank Group Corp. (together with its subsidiaries, “SoftBank”) is a major shareholder of the Company.

The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others.

The Company’s core commerce segment is mainly comprised of (i) the retail and wholesale commerce businesses, (ii) the logistics services business and (iii) the consumer services business. Retail commerce businesses in the People’s Republic of China (the “PRC” or “China”) primarily include the mobile commerce destination (“Taobao Marketplace”) and the third-party online and mobile commerce platform for brands and retailers (“Tmall”). Retail commerce businesses – cross-border and global include the e-commerce platform in Southeast Asia operated by Lazada (Note 4(a)), the global retail marketplace enabling consumers from around the world to buy directly from manufacturers and distributors in China and around the world (“AliExpress”), the import e-commerce platform that allows overseas brands and retailers to reach Chinese consumers (“Tmall Global”) and Kaola (Note 4(b)), an import e-commerce platform in China. Wholesale commerce businesses in China include the integrated domestic wholesale marketplace (“1688.com”). Wholesale commerce businesses – cross-border and global include the integrated international online wholesale marketplace (“Alibaba.com”). Logistics services business includes a logistics data platform and global fulfillment network operated by Cainiao Network (Note 4(g)). Consumer services business includes the on-demand delivery and local services platform operated by Ele.me (Note 4(d)) and the restaurant and local services guide platform for in-store consumption operated by Koubei (Note 4(d)).

The Company’s cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and Internet of Things (“IoT”) services.

The Company’s digital media and entertainment segment leverages the Company’s deep data insights to serve the broader interests of consumers through the Company’s key distribution platform, Youku, and through Alibaba Pictures (Note 4(c)) and the Company’s other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

The Company’s innovation initiatives and others segment includes businesses such as Amap, DingTalk, Tmall Genie and others.

Prior to September 2019, the Company had a profit sharing arrangement with Ant Small and Micro Financial Services Group Co., Ltd. (together with its subsidiaries including Alipay.com Co., Ltd. (“Alipay”), “Ant Group”, formerly known as Ant Financial). Ant Group provides payment services and offers financial services for consumers and merchants on the Company’s platforms. In September 2019, the Company received a 33% equity interest in Ant Group and the profit sharing arrangement with Ant Group was terminated (Note 4(l)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

1.	Organization and principal activities (Continued)

The Company’s American depositary shares (“ADSs”) have been listed on the New York Stock Exchange (“NYSE”) under the symbol of “BABA”. On November 26, 2019, the Company completed its global offering and the Company’s shares have been listed on the Hong Kong Stock Exchange (“HKSE”) under the code “9988”. The Company issued 575,000,000 ordinary shares, including 75,000,000 ordinary shares under an over-allotment option, at Hong Kong Dollar (“HK$”)176 per share. Net proceeds raised by the Company from the global offering after deducting underwriting discounts and commissions and other offering expenses amounted to Renminbi (“RMB”)90,442 million.

2.	Summary of significant accounting policies

(a)   Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Effective on July 30, 2019, the Company subdivided each of its issued and unissued ordinary shares into eight ordinary shares (the “Share Subdivision”). Following the Share Subdivision, the Company’s authorized share capital became US$100,000 divided into 32,000,000,000 ordinary shares of par value US$0.000003125 per share. The number of issued and unissued ordinary shares as disclosed elsewhere in these consolidated financial statements are presented on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted, where applicable.

Simultaneously with the Share Subdivision, the change in ratio of the Company’s ADS to ordinary share (the “ADS Ratio Change”) also became effective. Following the ADS Ratio Change, each ADS now represents eight ordinary shares. Previously, each ADS represented one ordinary share. Given that the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company’s outstanding ADSs remains unchanged immediately after the Share Subdivision and the ADS Ratio Change became effective.

Subsequent to March 31, 2020, the Company changed the presentation of segment information as discussed in Note 5 and Note 26. Accordingly, the Company presented segment information for the years ended March 31, 2018, 2019 and 2020 in the same manner.

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from RMB into the United States Dollar (“US$”) as of and for the year ended March 31, 2020 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB7.0808, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

(b)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. As of March 31, 2020, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.Summary of significant accounting policies (Continued)

(c)   Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly wholly owned by the Company (“WFOEs”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these PRC domestic companies that are material to the Company’s business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Alibaba Cloud Computing Ltd. and Youku Information Technology (Beijing) Co., Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies.

The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

Details of the typical structure of the Company’s significant VIEs are set forth below:

(i)	Contracts that give the Company effective control of VIEs

Loan agreements

Pursuant to the relevant loan agreements, the respective WFOEs have granted loans to the equity holders of the VIEs, which may only be used for the purpose of its business operation activities agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third-party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The equity holders of the VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

Exclusive call option agreements

The equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. Certain VIEs and their equity holders will also jointly grant the WFOEs (A) exclusive call options to request the VIEs to decrease their registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs and (ii) the minimum price as permitted by applicable PRC laws (the “Capital Decrease Price”), and (B) exclusive call options to subscribe for the increased capital of the VIEs at a price equal to the sum of the Capital Decrease Price and the unpaid registered capital, if applicable, as of the capital decrease. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each equity holder of the VIE has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to the WFOEs: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decrease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIEs also belong to and shall be paid to the WFOEs. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the WFOEs.

Proxy agreements

Pursuant to the relevant proxy agreements, the equity holders of the VIEs irrevocably authorize any person designated by the WFOEs to exercise their rights as the equity holders of the VIEs, including without limitation the right to vote and appoint directors.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the equity holders of the VIEs have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the corresponding WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the pledged interests in the equity of the VIE held by the equity holders and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the equity holders of the VIEs.

(ii)	Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

Exclusive technology services agreements or exclusive services agreements

Each relevant VIE has entered into an exclusive technology services agreement or an exclusive services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive services to the VIE. In exchange, the VIE pays a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

Other arrangements

The exclusive call option agreements described above also entitle the WFOEs to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the VIEs, and the following amounts, to the extent in excess of the original registered capital that they contributed to the VIEs (after deduction of relevant tax expenses) to be received by each equity holder of the VIEs: (i) proceeds from the transfer of its equity interests in the VIEs, (ii) proceeds received in connection with a capital decrease in the VIEs, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIEs upon termination or liquidation.

Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Company is the primary beneficiary of these PRC domestic companies, the Company believes that these VIEs should be consolidated based on the structure as described above.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2019	2020

	(in millions of RMB)
Cash and cash equivalents and short-term investments	15,019	16,862
Investments in equity investees and investment securities	28,230	28,071
Accounts receivable, net of allowance	9,540	14,130
Amounts due from non-VIE subsidiaries of the Company	6,398	18,110
Prepayment for licensed copyrights	2,633	2,828
Property and equipment and intangible assets	6,161	6,573
Others	5,992	10,474
Total assets	73,973	97,048

Amounts due to non-VIE subsidiaries of the Company	60,273	76,101
Accruals for purchase of licensed copyrights	3,498	3,327
Accrued expenses, accounts payable and other liabilities	15,042	23,190
Deferred revenue and customer advances	7,213	10,518
Total liabilities	86,026	113,136

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Revenue (i)	32,898	66,674	81,742
Net loss	(6,167)	(7,063)	(1,757)
Net cash provided by (used in) operating activities	5,547	4,163	(253)
Net cash used in investing activities	(20,366)	(8,503)	(7,289)
Net cash provided by financing activities	14,286	12,373	9,887

(i)	Revenue generated by the VIEs are primarily from cloud computing services, digital media and entertainment services, local consumer services and others.

The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 22 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company’s own business objectives in the future.

Unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

(d)  Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income in the consolidated income statements includes net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

Net loss attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended March 31, 2018, 2019 and 2020, net loss attributable to mezzanine equity holders amounted to RMB930 million, RMB438 million and RMB124 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests on the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)  Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. The Company had four operating and reportable segments during the periods presented as set out in Notes 1 and 26.

(f)  Foreign currency translation

The functional currency of the Company is US$. The Company’s subsidiaries with operations in mainland China, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

(g)  Revenue recognition

In April 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” including related amendments and implementation guidance within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, “ASC 606”), issued by the Financial Accounting Standards Board (“FASB”).

ASC 606 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 beginning on April 1, 2018 using the modified retrospective method applied to those contracts with the customers which were not completed as of April 1, 2018.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

Results for reporting periods beginning on April 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 605. The impact of adopting the new revenue standard was not material to the consolidated financial statements and there was no adjustment to the beginning retained earnings on April 1, 2018.

Revenue is principally comprised of customer management revenue, commissions on transactions, membership fees, logistics services revenue, cloud computing services revenue, sales of goods and other revenue. Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers,” the Company recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

For revenue arrangements with multiple distinct performance obligations such as the sale of proprietary cloud services packages, which include hardware, software license, software installation service, and maintenance service, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling price at contract inception.

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. When the Company is primarily obligated in a transaction, is generally subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. When the Company is not primarily obligated in a transaction, does not generally bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

When services are exchanged or swapped for other services, revenue is recognized based on the estimated standalone selling price of services promised to customer if the fair value of the services received cannot be reasonably estimated. The amount of revenue recognized for barter transactions was not material for each of the periods presented.

Practical expedients and exemptions

The Company applies the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less and contracts for which revenue is recognized at the amount to which the Company has the right to invoice for services performed.

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a result, the Company applies the practical expedient and does not adjust any of the transaction price for the time value of money.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

Revenue recognition policies by type are as follows:

(i)	Customer management revenue

Within the core commerce segment, the Company provides the following customer management services to merchants on the Company’s retail and wholesale marketplaces and certain third-party marketing affiliates’ websites:

Pay-for-performance (“P4P”) marketing services

P4P marketing services allow merchants to bid for keywords that match product or service listings appearing in search results on the Company’s marketplaces. Merchants bid for keywords through an online auction system. The positioning of the listings and the price for the positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. In general, merchants prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered.

In-feed marketing services

In-feed marketing services allow merchants to bid to market to groups of consumers with similar profiles that match product or service listings appearing in browser results on the Company’s marketplaces. Merchants bid for groups of consumers with similar profiles through an online auction system. The positioning of the listings and the price for the positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. In general, merchants prepay for in-feed marketing services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

Display marketing services

Display marketing services allow merchants to place advertisements on the Company’s marketplaces, at fixed prices or prices established by a market-based bidding system and in particular formats. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized either ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is viewed by users, depending on the type of marketing services selected by the merchants.

The Company also places P4P marketing services content and display marketing content through the third-party marketing affiliate program. A substantial portion of customer management revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue. In delivery of these customer management services, the Company, through the third-party marketing affiliate program, places the P4P marketing services content of the participating merchants on third-party online resources in the forms of picture or text links through contextual relevance technology to match merchants’ marketing content to the textual content of the third-party online resources and the users’ attributes based on the Company’s systems and algorithms. When the links on third-party online resources are clicked, users are diverted to a landing page of the Company’s marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. In limited cases, the Company may embed a search box for one of its marketplaces on the third-party online resources, and when a keyword is input into the search box, the user will be diverted to the Company’s marketplaces where search results are presented. Revenue is recognized when the users further click on the P4P marketing content on the landing pages. The Company places display marketing content on third-party online resources in a similar manner. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized ratably over the period in which the advertisement is displayed as merchants simultaneously consume the benefits as the advertisement is displayed.

P4P marketing services revenue, in-feed marketing services revenue, as well as display marketing revenue generated on the Company’s marketplaces or through the third-party marketing affiliate program are recorded on a gross basis when the Company is the principal to the merchants in the arrangements. For third-party marketing affiliates with whom the Company has an arrangement to share the revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

Taobaoke services

In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed by consumers sourced from certain third-party marketing affiliates’ websites and mobile apps. The commission rates on Taobaoke are set by the merchants. The Company’s portion of commission revenue is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the principal as it does not have latitude in establishing prices or does not have inventory risk. In certain occasions where the Company is the principal of the arrangement (such as arrangements where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates), the commission revenue is recorded on a gross basis.

Within the digital media and entertainment segment, the Company offers P4P marketing services to merchants and marketers on websites and mobile media operated by UCWeb. Revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered. In addition, marketers can also place advertisements on websites and mobile media operated by UCWeb and Youku’s platforms in different formats, including video, banners, links, logos and buttons. Revenue is recognized ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is clicked or viewed by users, depending on the type of marketing services selected by the merchants.

(ii)	Commissions on transactions

The Company earns commissions from merchants when transactions are completed on Tmall and certain other retail marketplaces of the Company. The commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. The commission revenue includes merchant deposits that are expected to be non-refundable and is accounted for as variable consideration (Note 2(ad)). The variable consideration is estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Revenue related to commissions is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Changes to the estimated variable consideration were not material for each of the periods presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

(iii)	Membership fees

The Company earns membership fees revenue from wholesale sellers in respect of the sale of membership packages and subscriptions that allow them to host premium storefronts on the Company’s wholesale marketplaces, as well as the provision of other value-added services, and from customers in respect of the sale of membership packages which allow them to access premium content on Youku’s paid content platforms. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred as deferred revenue and customer advances when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

(iv)	Logistics services revenue

The Company earns logistics services revenue from domestic and international one-stop-shop logistics services and the supply chain management solutions provided by Cainiao Network as well as on-demand delivery services provided by Ele.me. Revenue is recognized at the time when the logistics services are provided.

(v)	Cloud computing services revenue

The Company earns cloud computing services revenue from the provision of services such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services. These cloud computing services allow customers to use hosted software over the contract period without taking possession of the software. Cloud computing services are mainly charged on either a subscription or consumption basis. Revenue related to cloud services charged on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services charged on a consumption basis, such as the quantity of storage or elastic computing services used in a period, is recognized based on the customer utilization of the resources.

(vi)	Sales of goods

Revenue from the sales of goods is mainly generated from Freshippo, a unique proprietary grocery retail format and new retail pathfinder in the fast-moving consumer goods category, Tmall Supermarket, direct import, Lazada and Intime. Revenue from the sales of goods is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company’s total revenue for each of the periods presented.

(h)  Cost of revenue

Cost of revenue consists primarily of cost of inventories, logistics costs, expenses associated with the operation of the Company’s mobile platforms and websites (such as depreciation and maintenance expenses for servers and computers, call centers and other equipment, and bandwidth and co-location fees), staff costs and share-based compensation expense, content costs, traffic acquisition costs, payment processing fees and other related incidental expenses that are directly attributable to the Company’s principal operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(i)   Product development expenses

Product development expenses consist primarily of staff costs and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for the businesses of the Company, such as the development of the Internet infrastructure, applications, operating systems, software, databases and networks.

The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualified for capitalization has been insignificant. As a result, all website and software development costs have been expensed as incurred.

(j)   Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation expense, sales commissions and other related incidental expenses that are incurred directly to attract or retain consumers and merchants.

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB16,814 million, RMB22,013 million and RMB30,949 million during the years ended March 31, 2018, 2019 and 2020, respectively.

(k)  Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units (“RSUs”) and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(k)  Share-based compensation (Continued)

In April 2019, the Company adopted ASU 2018-07, “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the years ended March 31, 2018 and 2019 were not retrospectively adjusted.

(l)  Other employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2018, 2019 and 2020, contributions to the plan amounting to RMB3,587 million, RMB5,608 million and RMB6,317 million, respectively, were charged to the consolidated income statements.

The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2018, 2019 and 2020 were insignificant.

(m) Income taxes

The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

Deferred taxes are recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. Deferred taxes are also recognized in relation to certain equity investees and investment securities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(m) Income taxes (Continued)

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2018, 2019 and 2020.

(n)  Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled.

(o)  Leases

In April 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)”, including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, “ASC 842”).

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

The Company adopted the new lease standard using the modified retrospective method by applying the new lease standard to all leases existing as of April 1, 2019, the date of initial application, and no adjustments were made to the comparative periods. Upon the initial application of ASC 842 on April 1, 2019, land use rights, net with a total carrying amount of RMB6,419 million were identified as operating lease right-of-use assets (Note 13). Such amount is included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward previous lease classification, the assessment on whether a contract was or contained a lease, and the initial direct costs for any leases that existed prior to April 1, 2019. Adoption of the new standard resulted in the recognition of operating lease right-of-use assets of approximately RMB24.9 billion and operating lease liabilities of approximately RMB19.4 billion on the consolidated balance sheet as of April 1, 2019. The adoption of the new lease standard does not have any significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(o)  Leases (Continued)

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets (Note 13), and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities (Note 19) on the consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

The Company elected to combine the lease and non-lease components for leases of certain asset classes such as shops and malls and equipment leases. Lease and non-lease components for leases of other asset classes are accounted for separately. The Company also elected not to recognize short-term leases with an initial lease term of twelve months or less.

(p)  Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits, fixed deposits with maturities of less than three months and investments in money market funds.

(q)  Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments that the Company has the intention to redeem within one year. As of March 31, 2019 and 2020, the investments in fixed deposits that were recorded as short-term investments amounted to RMB961 million and RMB19,147 million, respectively.

(r)   Accounts receivable

Accounts receivable represents the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the customers’ ability to pay.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(s)  Inventories

Inventories mainly consist of merchandise available for sale. They are accounted for using the weighted average cost and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(t)   Investment securities

Investment securities represent the Company’s investments in equity securities that are not accounted for under the equity method, as well as other investments which primarily consist of debt investments.

(i)	Equity securities

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321 “Investments — Equity Securities”. The Company elected to record a majority of equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic.

In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

Prior to the adoption of ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, equity securities that have readily determinable fair values and were not accounted for using the equity method were classified as available-for-sale, and were carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. In addition, the cost method was used to account for certain equity investments in privately held companies that were not accounted for using the equity method. Upon the adoption of ASU 2016-01 in April 2018, the Company carries these equity securities at fair value with unrealized gains and losses recorded in the consolidated income statements. Unrealized gains recorded in accumulated other comprehensive income as of March 31, 2018 related to equity securities previously classified as available-for-sale, in the amount of RMB8,196 million, net of tax, were reclassified into retained earnings as of April 1, 2018.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(t)   Investment securities (Continued)

(ii)	Debt investments

Debt investments are generally stated at amortized cost. The maturities of these debt investments generally range from one to ten years. In addition, the Company has elected the fair value option for certain investments including convertible and exchangeable bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

(u)  Investments in equity investees

The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates, including consideration of the impact of the COVID-19 pandemic; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(v)  Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 – 5 years
Furniture, office and transportation equipment	3 – 10 years
Buildings	20 – 50 years
Property improvements	shorter of remaining lease period or estimated useful life

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

(w)  Land use rights

Land use rights represent lease prepayments to the local government authorities. Prior to the initial application of ASC 842 on April 1, 2019, land use rights were carried at cost less accumulated amortization and any impairment loss. The cost of lease prepayments is amortized on a straight-line basis over a period of 30 – 50 years. As of March 31, 2019, land use rights were presented under prepayments, receivables and other assets (Note 13) on the consolidated balance sheet.

Upon the adoption of ASC 842 (Note 2(o)), land use rights, net with a total carrying amount of RMB6,419 million (Note 13) were identified as operating lease right-of-use assets. Such amount is included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods. As of March 31, 2020, operating lease right-of-use assets were also presented under prepayments, receivables and other assets (Note 13) on the consolidated balance sheet.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(x)  Intangible assets other than licensed copyrights

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are measured at fair value upon acquisition using valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach, market approach and cost approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	1 – 16 years
Trade names, trademarks and domain names	3 – 20 years
Developed technology and patents	2 – 7 years
Non-compete agreements	over the contracted term of up to 6 years

(y)  Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or net realizable value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2018, 2019 and 2020, amortization expenses in connection with the licensed copyrights of RMB6,111 million, RMB11,391 million and RMB9,390 million were recorded in cost of revenue within the Company’s digital media and entertainment segment.

On a periodic basis, the Company evaluates the program usefulness of its licensed copyrights pursuant to the guidance in ASC 920 “Entertainment — Broadcasters,” which provides that the rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, the Company estimates the net realizable value of licensed copyrights to determine if any impairment exists. The net realizable value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any direct costs, over the remaining useful lives of the licensed copyrights. The Company estimates these cash flows for each category of content separately. Estimates that impact these cash flows include anticipated levels of demand for the Company’s advertising services and the expected selling prices of the Company’s advertisements on the entertainment distribution platforms. For the years ended March 31, 2018, 2019 and 2020, impairment charges in connection with the licensed copyrights of RMB801 million, RMB2,843 million and RMB2,654 million were recorded in cost of revenue within the Company’s digital media and entertainment segment.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(z)  Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(aa) Impairment of long-lived assets other than goodwill and licensed copyrights

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of long-lived assets recognized for the years ended March 31, 2018, 2019 and 2020 was nil, nil and RMB874 million, respectively.

(ab) Derivatives and hedging

All contracts that meet the definition of a derivative are recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivatives are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(ab) Derivatives and hedging (Continued)

In April 2019, the Company adopted ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”, including certain transitional guidance and subsequent amendments within ASU 2019-04 (collectively, “ASU 2017-12”). ASU 2017-12 permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the Company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument are recorded in other comprehensive income. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the years ended March 31, 2018 and 2019 were not retrospectively adjusted.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to those of the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to that of the hedged item. A hedging relationship is considered initially effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

Interest rate swaps

Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. For the years ended March 31, 2018 and 2019, the effective portion of changes in the fair value of interest rate swaps that were designated and qualified as cash flow hedges was recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion was recognized immediately in interest and investment income, net in the consolidated income statements. Upon the adoption of ASU 2017-12 beginning on April 1, 2019, all changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings both before and after the adoption of ASU 2017-12.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(ab) Derivatives and hedging (Continued)

Forward exchange contracts

Forward exchange contracts designated as hedging instruments to hedge against the future changes in currency exposure of net investments in foreign operations may qualify as net investment hedges. The Company entered into forward exchange contracts to hedge the foreign currency risk associated with investments in net assets of certain subsidiaries with operations in the PRC of which the functional currency is RMB. For the years ended March 31, 2018 and 2019, the effective portion of the changes in fair value of the forward exchange contracts that were designated and qualified as net investment hedges was recognized in accumulated other comprehensive income to offset the cumulative translation adjustments relating to those subsidiaries. The gain or loss relating to the ineffective portion, which was measured based on changes in forward exchange rates, was recognized immediately in other income, net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively. During the year ended March 31, 2020, there were no forward exchange contracts that were designated and qualified as net investment hedges.

Changes in the fair value of the derivatives not qualified for hedge accounting are reported in the consolidated income statements. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(ac) Bank borrowings and unsecured senior notes

Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

(ad) Merchant deposits

The Company collects deposits representing an annual upfront service fee from merchants on Tmall and AliExpress before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. The deposits are refundable to a merchant if the level of sales volume that is generated by that merchant on Tmall or AliExpress meets the target during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable. These merchant deposits are accounted for as variable consideration at an amount that is estimated at contract inception. The estimate is updated at the end of each reporting period and when there are changes in circumstances during the reporting period. Merchant deposits are recognized as commission revenue in the consolidated income statements when the likelihood of refund to the merchant is considered remote based on the patterns of sales volume generated by the merchant during the reporting period.

(ae) Deferred revenue and customer advances

Deferred revenue and customer advances generally represent cash received from customers that relate to goods or services to be provided in the future. Deferred revenue, mainly relating to membership fees and cloud computing services revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services to customers.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

2.	Summary of significant accounting policies (Continued)

(af) Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(ag) Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 149,903,376 ordinary shares (previously 18,737,922 ordinary shares before the Share Subdivision as detailed in Note 2(a)) and 146,780,688 ordinary shares issued at par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2019 and 2020, respectively.

(ah) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2018, 2019 and 2020, appropriations to the general reserve amounted to RMB298 million, RMB690 million and RMB1,032 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

3.	Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05 , ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The cumulative impact of these adjustments on retained earnings as of April 1, 2020 was not material.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”, which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company does not believe that the adoption of this guidance will have a material impact on the fair value disclosure in the consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, “Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606”, which clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

3.	Recent accounting pronouncements (Continued)

In March 2019, the FASB issued ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350)”, which aligns the accounting guidance for production costs for (1) films and (2) episodic content produced for television series and streaming services. This new guidance also clarifies when an entity should test films and license agreements for program material for impairment at the film-group level, amends the presentation and disclosure requirements for produced or licensed content and addresses statement of cash flows classification for license arrangements. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company believes that the adoption of this guidance will result in a change in the presentation of the consolidated statements of cash flows.

In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, which provides narrow-scope amendments to clarify and improve guidance within the standards on credit losses, hedging, and recognition and measurement of financial instruments. Apart from the amendments to ASU 2016-13 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, which the Company adopted in April 2018 (Note 2(t)). The guidance in relation to the amendments to ASU 2016-01 is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

3.	Recent accounting pronouncements (Continued)

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company from January 1, 2020 through December 31, 2022. The Company has elected the optional expedients for certain existing interest rate swaps that are designated as cash flow hedges, which did not have a material impact on the financial position, results of operations and cash flows. The Company is evaluating the effects, if any, of the potential election of the optional expedients and exceptions provided in this guidance on the financial position, results of operations and cash flows.

4.	Significant equity transactions, mergers and acquisitions and investments

Equity transactions

(a)  Additional investment in Lazada Group S.A. (“Lazada”)

Lazada is a consolidated subsidiary of the Company and it operates a leading and fast-growing e-commerce platform in Southeast Asia for small and medium-sized enterprises, regional and global brands. During the years ended March 31, 2018, 2019 and 2020, the Company made capital injections and acquired additional equity in Lazada amounting to US$1,586 million (RMB10,579 million), US$790 million (RMB5,355 million) and US$2,056 million (RMB14,368 million), respectively. These transactions resulted in a reduction of noncontrolling interests amounting to RMB1,681 million, an addition of RMB400 million and a reduction of RMB466 million for the same periods, respectively. In June 2020, the Company made an additional capital injection of US$250 million in Lazada. Upon the completion of these transactions, the Company held substantially all of the equity interest in Lazada.

Mergers and acquisitions

(b)  Acquisition of HQG, Inc. (“Kaola”)

Kaola is an import e-commerce platform in the PRC. In September 2019, the Company acquired a 100% equity interest in Kaola from NetEase, Inc. for an aggregate purchase price of US$1,874 million (RMB13,326 million), comprising cash and approximately 14.3 million newly issued ordinary shares (equivalent to approximately 1.8 million ADSs) of the Company valued at US$316 million (RMB2,252 million).

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,621
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	2,531
User base and customer relationships	1,297
Non-compete agreements	1,040
Developed technology and patents	394
Goodwill	6,781
Deferred tax liabilities	(338)
Total	13,326

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(b)  Acquisition of HQG, Inc. (“Kaola”) (Continued)

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	10,025
- share consideration	2,252
- contingent consideration (iii)	1,049
Total	13,326

(i)	Net assets acquired primarily included inventories of RMB1,943 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 13 years and a weighted-average amortization period of 8.5 years.
(iii)	Contingent consideration primarily includes cash consideration that is contingently payable upon the satisfaction of certain non-compete provisions by the selling equity holders, and will not exceed RMB846 million.

The Company expected that the acquisition will further elevate the Company’s import service and experience for consumers in the PRC through synergies across the Company’s digital economy. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Kaola and the Company, the assembled workforce and their knowledge and experience in the import e-commerce sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

(c)   Acquisition of Alibaba Pictures Group Limited (“Alibaba Pictures”)

Alibaba Pictures, a company that is listed on the HKSE, is an Internet-driven integrated platform that covers content production, promotion and distribution, intellectual property licensing and integrated management, cinema ticketing management and data services for the entertainment industry. In December 2017, the Company determined that the decline in the market value against the carrying value of this equity method investment (Note 14) was other-than-temporary and an impairment charge of RMB18,116 million was recorded in share of results of equity investees in the consolidated income statement for the year ended March 31, 2018.

In March 2019, the Company subscribed for newly issued ordinary shares of Alibaba Pictures for a cash consideration of HK$1,250 million (RMB1,069 million). Upon the completion of the transaction, the Company’s equity interest in Alibaba Pictures increased from approximately 49% to approximately 51%, and Alibaba Pictures became a consolidated subsidiary of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(c)   Acquisition of Alibaba Pictures Group Limited (“Alibaba Pictures”) (Continued)

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	11,766
Amortizable intangible assets (ii)
User base and customer relationships	2,979
License	934
Developed technology and patents	516
Trade names, trademarks and domain names	221
Goodwill	18,750
Deferred tax liabilities	(969)
Noncontrolling interests (iii)	(16,899)
Total	17,298

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	1,069
- fair value of previously held equity interests	16,229
Total	17,298

(i)	Net assets acquired primarily included cash, cash equivalents and short-term investments of RMB4,444 million and investment securities of RMB5,065 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 15 years and a weighted-average amortization period of 11.4 years.
(iii)	Fair value of the noncontrolling interests was estimated with reference to the market price per share as of the acquisition date.

A gain of RMB5,825 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests was estimated with reference to the market price per share as of the acquisition date.

The Company expected greater integration and synergies between Alibaba Pictures and the Company’s related businesses on both content production and distribution to deliver high-quality entertainment experiences for consumers in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Alibaba Pictures and the Company, the assembled workforce and their knowledge and experience in the digital media and entertainment sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(d)   Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”)

Ele.me

Ele.me is a leading on-demand delivery and local services platform in the PRC, which was previously owned by a joint investment vehicle established by the Company and Ant Group. In April and August 2017, the joint investment vehicle completed additional investments in newly issued preferred shares in Ele.me for a total investment amount of US$1,200 million (RMB8,090 million), of which the Company’s investment was US$864 million (RMB5,824 million). As a result, the Company’s effective equity interest in Ele.me increased to approximately 27% on a fully diluted basis. The investment was accounted for using the measurement alternative (Note 12).

In May 2018, the joint investment vehicle completed the acquisition of all outstanding shares of Ele.me that it did not already own at a consideration of US$5,482 million (RMB34,923 million). Upon the completion of the acquisition, Ele.me became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net liabilities assumed (i)	(6,327)
Amortizable intangible assets (ii)
User base and customer relationships	13,702
Trade names, trademarks and domain names	5,764
Non-compete agreements	4,188
Developed technology and patents	1,415
Goodwill	34,572
Deferred tax liabilities	(481)
Noncontrolling interests (iii)	(5,015)
Total	47,818

Amounts
(in millions of RMB)
Total purchase price is comprised of:
‑ cash consideration	30,133
‑ contingent cash consideration (iv)	4,790
‑ fair value of previously held equity interests	12,895
Total	47,818

(i)	Net liabilities assumed primarily included payables to merchants and other logistics providers of RMB4,259 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding ten years and a weighted-average amortization period of 5.8 years.
(iii)	Fair value of the noncontrolling interests was estimated based on the equity value of Ele.me derived by the purchase consideration, adjusted for a discount for control premium.
(iv)	The amount is payable contingent upon the satisfaction of certain non-compete provisions by the respective selling equity holders, and will not exceed RMB4,790 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(d)   Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”) (Continued)

A gain of RMB1,657 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests was estimated based on the equity value of Ele.me derived by the purchase consideration, adjusted for a discount for control premium.

The Company expected that the acquisition will deepen Ele.me’s integration into the Company’s digital economy and advance the Company’s New Retail strategy to provide a seamless online and offline consumer experience in the local consumer services sector. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Ele.me and the Company, the assembled workforce and their knowledge and experience in the local consumer services sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

Integration of Ele.me and Koubei

Koubei is one of the PRC’s leading restaurant and local services guide platforms for in-store consumption, which was previously set up by the Company and Ant Group. The investment in Koubei was previously accounted for under the equity method (Note 14).

In December 2018, the Company completed the integration of Ele.me and Koubei under a newly established holding company and paid a cash consideration of US$465 million (RMB3,196 million) in connection with the integration. Immediately prior to the integration, the Company held an approximately 90% equity interest in Ele.me and an approximately 38% equity interest in Koubei on a fully diluted basis. Upon the completion of the integration, the Company held an approximately 72% equity interest in this new holding company (“Local Services Holdco”) which owns substantially all of the equity interest in Ele.me and Koubei, resulting in an effective controlling equity interest held by the Company in each of Ele.me and Koubei, and Koubei became a consolidated subsidiary of the Company. Upon the completion of the integration, the Company’s effective equity interest in Ele.me decreased, resulting in an increase in noncontrolling interests and additional paid-in capital amounting to RMB6,715 million and RMB7,515 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(d)   Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”) (Continued)

The allocation of the purchase price as of the date of acquisition of Koubei is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	3,261
Amortizable intangible assets (ii)
User base and customer relationships	18,330
Trade names, trademarks and domain names	1,158
Developed technology and patents	322
Goodwill	36,817
Deferred tax liabilities	(2,372)
Noncontrolling interests (iii)	(17,682)
Total	39,834

Amounts
(in millions of RMB)
Total purchase price is comprised of:
‑ cash consideration	3,196
‑ non-cash consideration	14,648
‑ fair value of previously held equity interests	21,990
Total	39,834

(i)	Net assets acquired primarily included cash and cash equivalents of RMB4,475 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 13 years and a weighted-average amortization period of 6.3 years.
(iii)	Fair value of the noncontrolling interests as of the acquisition date was estimated based on the purchase price to acquire newly issued preferred shares of Local Services Holdco that was paid by new and existing investors in December 2018, with certain adjustments made to reflect other factors that may affect the fair value estimation.

A gain of RMB21,990 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests as of the acquisition date was estimated based on the purchase price to acquire newly issued preferred shares of Local Services Holdco that was paid by new and existing investors in December 2018, with certain adjustments made to reflect other factors that may affect the fair value estimation.

The Company expected that its commerce platform technology, know-how and infrastructure will deliver consumer insights and digitized operational solutions to empower local merchants on the Koubei platform. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Koubei and the Company, the assembled workforce and their knowledge and experience in the local consumer services sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(d)   Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”) (Continued)

Subsequent to the integration, the Company acquired additional equity interest in Local Services Holdco for a cash consideration of US$1,905 million (RMB13,082 million) in December 2018. Other investors, including SoftBank, also acquired equity interests in Local Services Holdco. As a result, noncontrolling interests increased by RMB3,216 million.

During the year ended March 31, 2020, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$1,350 million (RMB9,399 million). Other investors, including SoftBank, also acquired equity interests in Local Services Holdco. As a result, noncontrolling interests increased by RMB5,162 million. In May 2020, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$450 million. Upon the completion of these transactions, the Company’s equity interest in Local Services Holdco was approximately 73%.

(e)   Acquisition of DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş. (“Trendyol”)

Trendyol is a leading e-commerce platform in Turkey. In July 2018, the Company acquired an approximately 85% equity interest in Trendyol for a cash consideration of US$728 million (RMB4,980 million). In connection with the transaction, the Company also entered into an agreement with the founders of Trendyol, allowing them to acquire additional equity interests in Trendyol from the Company or sell a portion of their equity interests in Trendyol to the Company in the future.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,009
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	660
User base and customer relationships	388
Developed technology and patents	30
Goodwill	3,938
Deferred tax liabilities	(228)
Noncontrolling interests (iii)	(817)
Total	4,980

(i)	Net assets acquired primarily included cash and cash equivalents of RMB1,206 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 15 years and a weighted-average amortization period of 12.5 years.
(iii)	Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date, adjusted for a discount for control premium, and includes the fair value of an option granted to the founders of Trendyol to acquire additional interests in Trendyol from the Company as of the date of acquisition.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(e)   Acquisition of DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş. (“Trendyol”) (Continued)

The acquisition of Trendyol underscored the Company’s commitment to international expansion. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Trendyol and the Company, the assembled workforce and their knowledge and experience in e-commerce. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

In December 2018, the Company purchased additional equity interest in Trendyol for a cash consideration of US$2 million (RMB16 million). The transaction resulted in a reduction of noncontrolling interest amounting to RMB14 million. In April 2020, the Company purchased additional equity interest in Trendyol for a cash consideration of US$125 million. Upon the completion of these transactions, the Company’s equity interest in Trendyol was approximately 86%.

(f)  Acquisition of Kaiyuan Commerce Co., Ltd. (“Kaiyuan”)

Kaiyuan is one of the leading department store operators in the northwestern part of the PRC. In April 2018, the Company acquired a 100% equity interest in Kaiyuan for a cash consideration of RMB3,362 million.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	2,750
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	203
Goodwill	1,047
Deferred tax liabilities	(638)
Total	3,362

(i)	Net assets acquired primarily included property and equipment of RMB3,458 million and bank borrowings of RMB651 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods of ten years.

The Company expected that Kaiyuan will complement the Company’s New Retail initiatives to reengineer the fundamentals of retail operations and transform the retail landscape. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Kaiyuan and the Company, the assembled workforce and their knowledge and experience in the retail business in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(g)   Acquisition of Cainiao Smart Logistics Network Limited (“Cainiao Network”)

Cainiao Network operates a logistics data platform and global fulfillment network that primarily leverage the capacity and capabilities of logistics partners. The Company previously held an approximately 47% equity interest in Cainiao Network. The investment was accounted for under the equity method (Note 14).

In October 2017, the Company completed the subscription for newly issued ordinary shares of Cainiao Network for a cash consideration of US$803 million (RMB5,322 million). Following the completion of the transaction, the Company’s equity interest in Cainiao Network increased to approximately 51% and Cainiao Network became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	23,937
Amortizable intangible assets (ii)
User base and customer relationships	9,344
Trade names, trademarks and domain names	4,965
Developed technology and patents	459
Goodwill	32,418
Deferred tax assets	920
Deferred tax liabilities	(5,197)
Noncontrolling interests (iii)	(33,189)
Total	33,657

Amounts
(in millions of RMB)
Total purchase price is comprised of:
‑ cash consideration	5,322
‑ fair value of previously held equity interests	28,335
Total	33,657

(i)	Net assets acquired primarily included the cash consideration of RMB5,322 million, property and equipment of RMB15,144 million and bank borrowings of RMB5,288 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 16 years and a weighted-average amortization period of 14.3 years.
(iii)	Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(g)   Acquisition of Cainiao Smart Logistics Network Limited (“Cainiao Network”) (Continued)

A gain of RMB22,442 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The fair value of the previously held equity interests was estimated based on the purchase price per share of Cainiao Network as of the acquisition date.

The Company expected that the acquisition of control over Cainiao Network will help enhance the overall logistics experience for consumers and merchants across the Company’s digital economy, and enable greater efficiencies and lower costs in the logistics sector in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Cainiao Network and the Company, the assembled workforce and their knowledge and experience in the logistics sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

In September and November 2019, the Company purchased additional equity interests in Cainiao Network for a cash consideration of US$3,482 million (RMB24,415 million), which resulted in a reduction of noncontrolling interests amounting to RMB4,367 million. Upon the completion of these transactions, the Company’s equity interest in Cainiao Network increased from approximately 51% to approximately 63%.

In June 2020, the Company purchased additional equity interests in Cainiao Network for a cash consideration of RMB3,921 million. Upon the completion of this transaction, the Company’s equity interest in Cainiao Network increased to approximately 66%.

(h)   Acquisition of Intime Retail (Group) Company Limited (“Intime”)

Intime is one of the leading department store operators in the PRC that was previously listed on the HKSE. The Company previously owned an approximately 28% equity interest in Intime and the investment was accounted for under the equity method (Note 14).

In May 2017, the Company and the founder of Intime completed the privatization of Intime, upon which all of the issued and outstanding shares of Intime that the Company, the founder of Intime and certain other shareholders did not own were canceled in exchange for a payment of HK$10.00 per share in cash. The Company paid a cash consideration of HK$12,605 million (RMB11,131 million) in the privatization. Upon the completion of the privatization, the Company increased its shareholding in Intime to approximately 74 % and Intime became a consolidated subsidiary of the Company. Following the completion of the privatization, the listing of the shares of Intime on the HKSE was withdrawn.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(h)   Acquisition of Intime Retail (Group) Company Limited (“Intime”) (Continued)

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	20,920
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	1,131
User base and customer relationships	72
Developed technology and patents	16
Goodwill	4,757
Deferred tax liabilities	(2,790)
Noncontrolling interests (iii)	(6,301)
Total	17,805

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	11,131
- fair value of previously held equity interests	6,674
Total	17,805

(i)	Net assets acquired primarily included property and equipment of RMB23,492 million and bank borrowings of RMB4,110 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding eleven years and a weighted-average amortization period of 10.1 years.
(iii)	Fair value of the noncontrolling interests was estimated with reference to the purchase price of HK$10.00 per share in the privatization.

A gain of RMB1,861 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The fair value of the previously held equity interests was estimated with reference to the purchase price of HK$10.00 per share in the privatization.

The Company expected Intime to support its strategy to transform conventional retail by leveraging its substantial consumer reach, rich data and technology. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Intime and the Company, the assembled workforce and their knowledge and experience in the retail business in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

In February 2018 and October 2018, the Company purchased additional ordinary shares of Intime from certain minority shareholders for a cash consideration of HK$6,712 million (RMB5,428 million) and HK$203 million (RMB180 million), respectively, which resulted in a reduction of noncontrolling interests amounting to RMB5,854 million and RMB162 million during the years ended March 31, 2018 and 2019, respectively. Upon the completion of the purchase of additional ordinary shares in October 2018, the Company’s equity interest in Intime increased to approximately 99%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(i)   Other acquisitions

Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Net (liabilities) assets	(58)	2,133	846
Identifiable intangible assets	411	2,560	364
Deferred tax liabilities	(60)	(545)	(53)
	293	4,148	1,157
Noncontrolling interests and mezzanine equity	(77)	(2,993)	(998)
Net identifiable assets	216	1,155	159
Goodwill	618	6,465	7,840
Total purchase consideration	834	7,620	7,999
Fair value of previously held equity interests	(133)	(1,778)	(2,215)
Purchase consideration settled	(575)	(5,053)	(5,146)
Deferred consideration as of year end	126	789	638

Total purchase consideration is comprised of:
- cash consideration	701	5,842	5,784
- fair value of previously held equity interests	133	1,778	2,215
Total	834	7,620	7,999

In relation to the revaluation of previously held equity interests, the Company recognized a gain of RMB133 million, RMB715 million and RMB1,538 million in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively, for the other acquisitions that constitute business combinations.

Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, either individually or in aggregate.

Equity investments and others

(j)   Investment in Meinian Onehealth Healthcare Holdings Co., Ltd. (“Meinian”)

Meinian, a company that is listed on the Shenzhen Stock Exchange, offers health examination, health evaluation, health consulting, and other services. In November to December 2019, the Company, together with Ant Group, acquired new and existing shares of Meinian, representing an approximately 14% equity interest in Meinian for a total cash consideration of RMB6,700 million. Yunfeng, which is comprised of certain investment funds the general partner of which the Company’s director and former executive chairman has equity interests in, is also an investor in this transaction.

The investment in Meinian is accounted for under the equity method (Note 14) because the Company is able to exercise significant influence over operating and financial policies of Meinian. Out of the total cash consideration, RMB2,573 million was allocated to amortizable intangible assets, RMB4,579 million was allocated to goodwill, RMB643 million was allocated to deferred tax liabilities and RMB191 million was allocated to net assets acquired.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(k)    Investment in AliExpress Russia Holding Pte. Ltd. (“AliExpress Russia Joint Venture”)

AliExpress Russia Joint Venture is a joint venture set up by the Company, Mail.ru Group Limited (“Mail.ru Group”, a leading Internet company in Russia), Public Joint Stock Company MegaFon (“MegaFon”, a Russian mobile telecommunications operator) and Joint Stock Company “Managing Company of Russian Direct Investment Fund” (“RDIF”, a Russian sovereign wealth fund). In October 2019, the Company invested approximately US$100 million into the joint venture and contributed the Company’s AliExpress Russia businesses into the joint venture. The other shareholders of the joint venture also made cash and non-cash contributions to the joint venture pursuant to the transaction documents. After the completion of the transaction, the Company holds an approximately 56% equity interest and less-than-majority voting rights in the joint venture. In connection with the transaction, the Company also entered into an option agreement with another shareholder of the joint venture, allowing the transfer of equity interest in the joint venture between the Company and this shareholder in the future. As part of the transaction, the Company has also acquired a minority stake in Mail.ru Group.

The contribution of the Company’s AliExpress Russia businesses into the joint venture resulted in the deconsolidation of these businesses, and a one-time gain of RMB10.3 billion was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2020.

The investment in the AliExpress Russia Joint Venture is accounted for under the equity method (Note 14). Out of the total consideration, RMB2,325 million was allocated to amortizable intangible assets, RMB4,290 million was allocated to goodwill, RMB116 million was allocated to deferred tax liabilities and RMB1,630 million was allocated to net assets acquired.

(l)   Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”)

SAPA

In August 2014, the Company entered into a share and asset purchase agreement (together with all subsequent amendments, the “SAPA”), and entered into or amended certain ancillary agreements including an amendment and restatement of the intellectual property license agreement with Alipay (the “2014 IPLA”). Pursuant to these agreements, the Company restructured its relationships with Ant Group and Alipay.

In February 2018, the Company amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Group and certain other parties on forms of certain ancillary agreements. In September 2019, the Company further amended the SAPA and entered into a cross license agreement and certain ancillary agreements and amendments, including the previously agreed form of amendment and restatement of the 2014 IPLA (“the Amended IPLA”).

Apart from the amended provisions described below, the key terms of the agreements with Ant Group and Alipay from the 2014 restructuring remain substantially unchanged.

Issuance of equity interest

In September 2019, following the satisfaction of the closing conditions, the Company received the 33% equity interest in Ant Group pursuant to the SAPA.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(l)   Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”) (Continued)

Under the SAPA, the consideration to acquire the newly issued 33% equity interest in Ant Group was fully funded by concurrent payments from Ant Group to the Company in consideration for certain intellectual property rights and assets that the Company transferred to Ant Group upon the issuance of the equity interest. Such consideration was determined based on the fair values of the underlying assets exchanged in the transaction as described above at contract inception in 2014, whereby the fair value of the intellectual property rights and assets approximated the fair value of the equity interest at the time.

The Company accounts for its equity interest in Ant Group under the equity method (Note 14). Upon the receipt of the equity interest in September 2019, this investment was initially measured at cost, with an upward adjustment determined based on the fair value of the Company’s share of Ant Group’s net assets as of the completion date of the transaction.

Upon the completion, the Company recorded the 33% equity interest in Ant Group with a carrying value amounting to RMB90.7 billion in investment in equity investees, other cost reimbursement of RMB0.6 billion from Ant Group to the Company pursuant to the SAPA and the deferred tax effect of RMB19.7 billion, with a corresponding gain of RMB71.6 billion recorded in interest and investment income, net in the year ended March 31, 2020. The difference between the carrying value of the 33% equity interest in Ant Group and the Company’s share of the carrying value of Ant Group’s net assets upon completion is a basis difference, which mainly represents the fair value adjustments of amortizable intangible assets and equity investments. These adjustments amounted to RMB24.5 billion and RMB5.3 billion, respectively, both of which were net of their corresponding tax effects.

The application of accounting principles related to the measurement of the 33% equity interest in Ant Group and the recognition of the upward adjustment require significant management judgment, which included (i) determination of the contract inception date of the SAPA for the initial measurement of the 33% equity interest in Ant Group and (ii) determination of the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment when the former is greater than the latter.

In relation to the determination of the contract inception date of the SAPA, management considered the relevant U.S. GAAP guidance and focused on the legal enforceability of the agreement, and determined that the contract inception date was in 2014.

In relation to the determination of the accounting treatment for the difference between the Company’s share of the fair value of Ant Group’s net assets acquired and the cost of investment when the former is greater than the latter, in the absence of specific guidance and with the diversity in practice, management assessed various views derived from the interpretations of relevant U.S. GAAP and made reference to the relevant guidance of other international accounting framework and recognized the difference under interest and investment income, net with a corresponding increase to the initial carrying value of the investment in Ant Group.

Subsequent to the receipt of the equity interest in Ant Group, the proportionate share of results of Ant Group, adjusted for the effects of the basis difference as described above, is recorded in share of results of equity investees in the consolidated income statements on a one quarter in arrears basis.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(l)   Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”) (Continued)

Pre-emptive rights

Following the receipt of equity interest in Ant Group, the Company has pre-emptive rights to participate in other issuances of equity securities by Ant Group and certain of its affiliates prior to the time of Ant Group meeting certain minimum criteria for a qualified IPO set forth in the SAPA (a “Qualified IPO”). These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company holds in Ant Group immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights, the Company is also entitled to receive certain payments from Ant Group, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the SAPA, in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution. The value of the pre-emptive rights was considered to be insignificant.

Corporate governance provisions

Under the SAPA, in addition to an independent director, the Company has the right to nominate two officers or employees of the Company for election to the board of Ant Group. In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Group Qualified IPO process or the Company ceases to own a certain amount of its post-issuance equity interest in Ant Group. In September 2019, the Company nominated two officers of the Company who have then been elected to the board of Ant Group pursuant to these director nomination rights under the SAPA.

2014 IPLA and Amended IPLA

2014 IPLA

Under the 2014 IPLA, the Company received, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Group (collectively, the “Profit Share Payments”). The Profit Share Payments were paid at least annually and equaled the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Group, subject to certain adjustments. The expense reimbursement represented the reimbursement for the costs and expenses incurred by the Company in the provision of software technology services. The Company accounted for the Profit Share Payments in the periods when the services were provided, where the payments were expected to approximate the estimated fair values of the services provided. Upon the receipt of the equity interest in September 2019, the Company terminated the 2014 IPLA, and the Profit Share Payments arrangement was terminated.

Income in connection with the Profit Share Payments, net of costs incurred by the Company, of RMB3,444 million, RMB517 million and RMB3,835 million, was recorded in other income, net in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively (Notes 6 and 22).

Amended IPLA

Pursuant to the SAPA, the Company, Ant Group and Alipay entered into the Amended IPLA upon the receipt of the 33% equity interest in Ant Group in September 2019, at which time the Company also transferred certain intellectual property and assets to Ant Group.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(l)   Investment in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Group”) (Continued)

The Amended IPLA will terminate upon the earliest of:

●	the full payment of all pre-emptive rights funded payments under the SAPA;
●	the closing of a Qualified IPO of Ant Group or Alipay; and
●	the transfer to Ant Group of intellectual property the Company owns that is exclusively related to the business of Ant Group.

(m) Investment in China TransInfo Technology Co., Ltd. (“China TransInfo”)

China TransInfo, a company that is listed on the Shenzhen Stock Exchange, is a PRC-based smart city infrastructure and service provider, whose offerings include intelligent transportation operation services. In June 2019, the Company acquired a 15% equity interest in China TransInfo for a cash consideration of RMB3,595 million. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

(n)   Investment in Red Star Macalline Group Corporation Limited (“Red Star”)

Red Star, a company that is listed on both the HKSE and Shanghai Stock Exchange, is a leading home improvement and furnishings shopping mall operator in the PRC. In May 2019, the Company completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million. The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share. The exchangeable bonds are accounted for under the fair value option and recorded under investment securities (Note 12). In addition, the Company acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million (RMB390 million). The equity interest in Red Star is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12). The Offshore Retail Fund (Note 4(r)) is also an investor in this transaction.

(o)   Investment in STO Express Co., Ltd. (“STO Express”)

STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. In March 2019, the Company made a loan to the controlling shareholder of STO Express with a principal amount of RMB5.0 billion for a term of three years. The controlling shareholder of STO Express has pledged a portion of its equity interest in STO Express in relation to the loan. The loan is accounted for at amortized cost and is recorded under investment securities (Note 12) on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(o)   Investment in STO Express Co., Ltd. (“STO Express”) (Continued)

In July 2019, the Company acquired a 49% equity interest in an investment vehicle which holds a 29.9% equity interest in STO Express (equivalent to an effective equity interest of approximately 14.7% in STO Express) for a cash consideration of RMB4.7 billion. The investment is accounted for under the fair value option and recorded under investment securities (Note 12). The investment vehicle was established by the controlling shareholder of STO Express, and the Company subsequently entered into an option agreement with this controlling shareholder. Under the terms of the agreement, the Company may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express through a call option to acquire the remaining 51% equity interest in this investment vehicle and another call option to acquire a 16.1% effective equity interest in STO Express for a total consideration of RMB10.0 billion. The Company can exercise the options to acquire equity interests in the investment vehicles or in STO Express at any time during the three-year period beginning on December 28, 2019. These options are measured at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12). Unrealized loss recorded in interest and investment income, net relating to these options amounted to RMB1,766 million during the year ended March 31, 2020.

(p)   Investment in Focus Media Information Technology Co., Ltd. (“Focus Media”)

Focus Media, a company that is listed on the Shenzhen Stock Exchange, operates a media network for advertisements, including within cinemas, and advertising posters and displays in elevators of office and residential buildings. During the year ended March 31, 2019, the Company acquired a total equity interest of approximately 7% in Focus Media for a cash consideration of approximately RMB10.7 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12). New Retail Strategic Opportunities Fund, L.P. (the “Offshore Retail Fund”) (Note 4(r)) is also an investor in this transaction.

The Company has also entered into an agreement with Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the “Onshore Retail Fund”) (Note 4(r)) under which the Onshore Retail Fund will participate in the gain and loss related to a certain portion of the equity interest in Focus Media held by the Company. The arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

In addition, the Company agreed to acquire a 10% equity interest of an entity controlled by the founder and chairman of Focus Media, which holds an approximately 23% equity interest in Focus Media, for a cash consideration of US$511 million. This transaction has not been completed as of March 31, 2020. Such arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(q) Investment in PT Tokopedia (“Tokopedia”)

Tokopedia operates one of the leading e-commerce platforms in Indonesia. During the year ended March 31, 2018, the Company completed a minority investment in existing and newly issued preferred shares of Tokopedia for a total cash consideration of US$445 million (RMB2,920 million). In connection with the initial investment, the Company also agreed to subscribe for up to US$500 million in additional preferred shares of Tokopedia at the then fair market value if so elected by Tokopedia during a 24-month period after the completion of the initial investment. Pursuant to the agreement, the Company acquired additional newly issued preferred shares of Tokopedia for a total cash consideration of US$500 million (RMB3,443 million) in December 2018. Upon the completion of this investment, the Company held an approximately 29% equity interest in Tokopedia on a fully diluted basis. SoftBank is also an existing shareholder of Tokopedia. The preferred shares are not considered in-substance common stock given that the shares contain certain terms such as liquidation preference over ordinary shares. The investment is accounted for using the measurement alternative (Note 12).

(r)  Investments in Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the “Onshore Retail Fund”) and New Retail Strategic Opportunities Fund, L.P. (the “Offshore Retail Fund”)

The Onshore Retail Fund and the Offshore Retail Fund were set up to raise capital to invest in retail related businesses in the PRC and internationally, respectively. The Company is able to exercise significant influence over the investment decisions in both funds. In August 2017 and January 2018, the Company made a commitment to invest RMB1.6 billion and US$200 million in the Onshore Retail Fund and the Offshore Retail Fund, relating to which the Company has funded RMB462 million, RMB922 million and RMB867 million to the Onshore Retail Fund as of March 31, 2018, 2019 and 2020, respectively; and US$77 million, US$78 million and US$84 million to the Offshore Retail Fund as of March 31, 2018, 2019 and 2020, respectively. As of March 31, 2020, the Company held an approximately 20% equity interest in the Onshore Retail Fund and an approximately 10% equity interest in the Offshore Retail Fund. The investments are accounted for under the equity method (Note 14).

(s)  Investment in Huatai Securities Co., Ltd. (“Huatai Securities”)

Huatai Securities, a company that is listed on both the Shanghai Stock Exchange and the HKSE, is a leading integrated securities group in the PRC. In July 2018, the Company acquired an approximately 3% interest in Huatai Securities for a cash consideration of RMB3.5 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

(t)  Investment in ZTO Express (Cayman) Inc. (“ZTO Express”)

ZTO Express, a company that is listed on the NYSE, is one of the leading express delivery services companies in the PRC. In June 2018, the Company completed an investment in newly issued ordinary shares of ZTO Express for a cash consideration of US$1,100 million (RMB7,114 million), representing an approximately 8% equity interest in ZTO Express. The Offshore Retail Fund (Note 4(r)) is also an investor in this transaction. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(u)   Investment in Huitongda Network Co., Ltd. (“Huitongda”)

Huitongda operates a rural online services platform in the PRC. In April 2018, the Company completed an investment in existing and newly issued shares of Huitongda for a cash consideration of RMB4,500 million, representing a 20% equity interest in Huitongda. The equity interest in Huitongda held by the Company is not considered in-substance common stock given that the equity interest contains certain terms such as liquidation preference over ordinary shares. As a result, the investment is accounted for using the measurement alternative (Note 12).

(v)   Investment in Shiji Retail Information Technology Co., Ltd. (“Shiji Retail”)

Shiji Retail is engaged in the provision of retail information system solutions. In April 2018, the Company acquired a 38% equity interest in Shiji Retail for a cash consideration of US$486 million (RMB3,062 million). The equity interest in Shiji Retail held by the Company is not considered in-substance common stock given that the equity interest contains certain terms such as liquidation preference over ordinary shares. As a result, the investment is accounted for using the measurement alternative (Note 12).

(w)  Investment in Wanda Film Holding Co., Ltd. (“Wanda Film”)

Wanda Film, a company that is listed on the Shenzhen Stock Exchange, is principally engaged in the investment and management of cinemas and film distribution businesses. In March 2018, the Company completed an investment in existing ordinary shares of Wanda Film for a cash consideration of RMB4,676 million, representing an approximately 8% equity interest in Wanda Film. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

(x)  Investment in Easyhome New Retail Group Co., Ltd. (“Easyhome”)

Easyhome is one of the largest home improvement supplies and furniture chains in the PRC. In March 2018, the Company completed an investment in Beijing Easyhome Furnishing Chain Group Co., Ltd. for a cash consideration of RMB3,635 million, representing a 10% equity interest. Yunfeng and the Onshore Retail Fund (Note 4(r)) are also investors in this transaction. The investment was accounted for using the measurement alternative (Note 12). In December 2019, Beijing Easyhome Furnishing Chain Group Co., Ltd. completed its reverse takeover of a company listed on the Shenzhen Stock Exchange. All registered capital of Beijing Easyhome Furnishing Chain Group Co., Ltd. previously held by the Company was converted into newly issued ordinary shares of Easyhome, representing an approximately 10% equity interest. Upon the completion of the reverse takeover, the investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(y)  Investment in Sun Art Retail Group Limited (“Sun Art”)

Sun Art, a company that is listed on the HKSE, is a leading hypermarket operator in the PRC. In December 2017, the Company completed investments in existing ordinary shares of Sun Art and existing ordinary shares of A-RT Retail Holdings Limited, a limited liability company incorporated in Hong Kong that holds an approximately 51% equity interest in Sun Art, for an aggregate consideration of HK$19,303 million (RMB16,264 million). In January 2018, the Company acquired additional ordinary shares of Sun Art from public shareholders through a mandatory general offer as required under Hong Kong regulations, for a cash consideration of HK$2 million (RMB2 million). After the completion of these transactions, the Company’s effective equity interest in Sun Art was approximately 31%, which is comprised of the direct equity interest of 21% and the indirect equity interest through its shareholding in A-RT Retail Holdings Limited. The Offshore Retail Fund (Note 4(r)) is also an investor in this transaction.

The investment in Sun Art is accounted for under the equity method (Note 14). Out of the total cash consideration, RMB2,499 million was allocated to amortizable intangible assets, RMB2,953 million was allocated to goodwill, RMB2,187 million was allocated to deferred tax liabilities and RMB12,999 million was allocated to net assets acquired.

(z) Investment in China United Network Communications Ltd. (“China Unicom”)

China Unicom, a company that is listed on the Shanghai Stock Exchange, is a major telecommunications company in the PRC. In October 2017, the Company completed an investment in newly issued ordinary shares of China Unicom for a cash consideration of RMB4,325 million, representing an approximately 2% equity interest in China Unicom. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

(aa) Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) (“Best Logistics”)

Best Logistics is a provider of comprehensive supply chain solutions and services. In September 2017, in connection with the completion of Best Logistics’ initial public offering on the NYSE, all preferred shares of Best Logistics held by the Company were automatically converted into ordinary shares of Best Logistics. Concurrently, the Company acquired additional equity interests in Best Logistics for a cash consideration of US$100 million (RMB657 million), after which the equity interests in Best Logistics held by the Company increased to approximately 23%. Upon the completion of the share conversion, the original investment with a carrying value of US$256 million (RMB1,679 million) was reclassified from a cost method investment to an equity method investment (Note 14). Out of the total purchase price, which included the cash consideration and the carrying amount of the previously held interests in Best Logistics, RMB1,072 million was allocated to amortizable intangible assets, RMB443 million was allocated to goodwill, RMB214 million was allocated to deferred tax liabilities and RMB1,035 million was allocated to net assets acquired.

Cainiao Network (Note 4(g)) is also an existing shareholder of Best Logistics with an approximately 5% equity interest. Upon the consolidation of Cainiao Network in October 2017, the Company began to account for Cainiao Network’s investment in Best Logistics under the equity method (Note 14), and the fair value of this investment at the time amounting to US$215 million (RMB1,420 million) was recognized as the new investment cost. Out of this amount, RMB652 million was allocated to amortizable intangible assets, RMB270 million was allocated to goodwill, RMB131 million was allocated to deferred tax liabilities and RMB629 million was allocated to net assets acquired.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

4.	Significant equity transactions, mergers and acquisitions and investments (Continued)

(aa) Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) (“Best Logistics”) (Continued)

After the completion of these transactions, the Company’s equity interest in Best Logistics was approximately 28%.

In September 2019, the Company subscribed for convertible senior notes issued by Best Logistics for a cash consideration of US$100 million. These convertible senior notes bear interest at a rate of 1.75% per annum and will mature in October 2024. These convertible senior notes are accounted for under the fair value option and recorded under investment securities (Note 12).

In June 2020, the Company subscribed for additional convertible senior notes issued by Best Logistics for a cash consideration of US$150 million. These convertible senior notes bear interest at a rate of 4.50% per annum and will mature in June 2025.

Transactions that were not completed as of March 31, 2020

(ab) Additional investment in Banma Network Technology Co., Ltd. (“Banma”)

Banma is a PRC-based intelligent car operating system and solution provider. The Company holds an approximately 36% effective equity interest in Banma on a fully diluted basis through an investment vehicle, which the Company accounts for under the equity method (Note 14). Yunfeng is also an existing shareholder in Banma. In May 2020, the Company and other shareholders of Banma signed certain agreements relating to the restructuring of Banma, pursuant to which, in exchange for certain non-cash consideration, the Company will receive additional equity interest in Banma, resulting in an approximately 50% effective equity interest in Banma on a fully diluted basis upon the completion of the restructuring, which is subject to customary closing conditions.

(ac) Additional investment in Alibaba Health Information Technology Limited (“Alibaba Health”)

Alibaba Health, a consolidated subsidiary of the Company that is listed on the HKSE, engages in pharmaceutical and healthcare product sales business, establishes Internet healthcare platforms and explores digital health using cloud computing and big data technologies. In April 2020, the Company transferred its business relating to certain pharmaceutical products, medical purpose food products, medical devices, adult products, healthcare products, medical and healthcare services and certain regulated health food products on the Tmall and/or Tmall Global platforms to Alibaba Health for an aggregate consideration of HK$8.1 billion, which was settled through the issuance of approximately 861 million newly issued ordinary shares of Alibaba Health. Upon the closing of this transaction, the Company’s equity interest in Alibaba Health increased to approximately 60%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

5.	Revenue

Revenue by segment is as follows:

	Year ended March 31,
	2018 (i)	2019	2020

	(in millions of RMB)
Core commerce:
China commerce retail (ii)
- Customer management (iii)	160,810	207,531	246,482
- Others (iv)	15,749	40,084	86,268
	176,559	247,615	332,750
China commerce wholesale (v)	7,164	9,988	12,427
International commerce retail (vi)	14,216	19,558	24,323
International commerce wholesale (vii)	6,625	8,167	9,594
Cainiao logistics services (viii)	6,759	14,885	22,233
Local consumer services (ix)	—	18,058	25,440
Others	2,697	5,129	9,337
Total core commerce	214,020	323,400	436,104
Cloud computing (x)	13,390	24,702	40,016
Digital media and entertainment (xi)(xiii)	19,564	24,286	29,094
Innovation initiatives and others (xii)(xiii)	3,292	4,456	4,497
Total	250,266	376,844	509,711

(i)	Revenue for the year ended March 31, 2018 has not been adjusted due to the adoption of ASC 606 under the modified retrospective method (Note 2(g)).
(ii)	Revenue from China commerce retail is primarily generated from the Company’s China retail marketplaces and includes revenue from customer management, sales of goods and commissions.
(iii)	Subsequent to March 31, 2020, the Company presented commission revenue as part of customer management revenue. Figures for the years ended March 31, 2018, 2019 and 2020 were presented in the same manner accordingly.
(iv)	“Others” revenue under China commerce retail is primarily generated by the Company’s New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, direct import and Intime.
(v)	Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and customer management.
(vi)	Revenue from international commerce retail is primarily generated from Lazada and AliExpress and includes revenue from sales of goods, commissions, logistics services and customer management.
(vii)	Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes membership fees and revenue from customer management.
(viii)	Revenue from Cainiao logistics services represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network.
(ix)	Revenue from local consumer services primarily represents platform commissions, revenue from the provision of delivery services and other services provided by Ele.me.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

5.    Revenue (Continued)

(x)	Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.
(xi)	Revenue from digital media and entertainment is primarily generated from Youku and UCWeb and includes revenue from customer management and membership fees.
(xii)	Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes the SME Annual Fee received from Ant Group and its affiliates (Note 22).
(xiii)	Beginning on April 1, 2020, the Company reclassified revenue from the Company’s self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from the digital media and entertainment segment in order to conform to the way that the Company manages and monitors segment performance. Figures for the years ended March 31, 2018, 2019 and 2020 were reclassified to conform to this presentation.

Revenue by type is as follows:

	Year ended March 31,
	2018 (i)	2019	2020

	(in millions of RMB)
Customer management services
P4P, in-feed and display marketing	119,822	151,654	177,613
Other customer management services	9,076	13,962	19,850
Total customer management services	128,898	165,616	197,463
Commission	52,411	81,086	100,129
Membership fees	13,823	19,139	22,846
Logistics services	6,759	23,397	33,942
Cloud computing services	13,390	24,702	40,016
Sales of goods	18,719	46,942	95,503
Other revenue (ii)	16,266	15,962	19,812
Total	250,266	376,844	509,711

(i)	Revenue for the year ended March 31, 2018 has not been adjusted due to the adoption of ASC 606 under the modified retrospective method (Note 2(g)).
(ii)	Other revenue includes other value-added services provided through various platforms and the SME Annual Fee received from Ant Group and its affiliates (Note 22).

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the years ended March 31, 2019 and 2020 were not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

6.	Other income, net

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Profit Share Payments (Note 4(l))	3,444	517	3,835
Government grants (i)	555	666	998
Amortization of restructuring reserve	(264)	(264)	(97)
Exchange differences	(1,679)	(1,950)	(514)
Others	2,104	1,252	3,217
Total	4,160	221	7,439

(i)	Government grants mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development.

7.	Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

Year ended March 31, 2020
(in millions of RMB)
Operating lease cost	5,600
Variable lease cost	79
Total operating lease cost	5,679

For the year ended March 31, 2020, cash payments for operating leases and the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB3,666 million and RMB6,001 million, respectively.

As of March 31, 2020, the Company’s operating leases had a weighted average remaining lease term of 10.8 years and a weighted average discount rate of 5.5%. Future lease payments under operating leases as of March 31, 2020 are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2021	3,877
2022	3,140
2023	2,768
2024	2,542
2025	2,382
Thereafter	15,205
29,914
Less: imputed interest	(8,057)
Total operating lease liabilities (Note 19)	21,857

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

8.    Income tax expenses

Composition of income tax expenses

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Current income tax expense	17,223	18,750	24,005
Deferred taxation	976	(2,197)	(3,443)
	18,199	16,553	20,562

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2018, 2019 and 2020. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

Current income tax expense primarily includes the provision for PRC Enterprise Income Tax (“EIT”) for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company’s income before income tax and share of results of equity investees are generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise (“KSE”) within China’s national plan can enjoy a preferential EIT rate of 10%. The KSE status is subject to review by the relevant authorities every year and the timing of the annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming KSE status is accounted for upon receipt of such notification.

The tax status of the subsidiaries of the Company with major taxable profits is described below:

●	Alibaba (China) Technology Co., Ltd. (“Alibaba China”) and Taobao (China) Software Co., Ltd. (“Taobao China”), entities primarily engaged in the operations of the Company’s wholesale marketplaces and Taobao Marketplace, respectively, obtained the annual review and notification relating to the renewal of the KSE status for the taxation years of 2016, 2017 and 2018 in the quarters ended September 30, 2017, 2018 and 2019, respectively. Accordingly, Alibaba China and Taobao China, which had qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation years of 2016, 2017 and 2018, reflected the reduction in tax rate to 10% for the taxation years of 2016, 2017 and 2018 in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

8.	Income tax expenses (Continued)
●	Zhejiang Tmall Technology Co., Ltd. (“Tmall China”), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2012, and a 50% reduction for the subsequent three years starting from the taxation year of 2014. Accordingly, Tmall China was entitled to an EIT rate of 12.5% during the taxation year of 2016. Tmall China obtained notification of recognition as a KSE for the taxation years of 2016, 2017 and 2018 in the quarters ended September 30, 2017, 2018 and 2019. Accordingly, Tmall China, which had applied an EIT rate of 12.5%, 15% and 15% for the taxation years of 2016, 2017 and 2018, respectively, reflected the reduction in tax rate to 10% for the taxation years of 2016, 2017 and 2018 in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020.

The total tax adjustments for Alibaba China, Taobao China, Tmall China and certain other PRC subsidiaries of the Company, amounting to RMB2,295 million, RMB4,656 million and RMB4,144 million, were recorded in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively.

The annual review and notification relating to the renewal of the KSE status for the taxation year of 2019 has not yet been obtained as of March 31, 2020. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2019 as High and New Technology Enterprises.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2018, 2019 and 2020.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R., the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2020, the Company had accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB107.2 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

8.	Income tax expenses (Continued)

Composition of deferred tax assets and liabilities

	As of March 31,
	2019	2020

	(in millions of RMB)
Deferred tax assets
Licensed copyrights	2,475	3,148
Tax losses carried forward and others (i)	21,896	33,210
	24,371	36,358
Valuation allowance	(21,838)	(28,768)
Total deferred tax assets	2,533	7,590

Deferred tax liabilities
Identifiable intangible assets	(12,659)	(12,729)
Withholding tax on undistributed earnings (ii)	(7,901)	(8,102)
Equity investees and others (iii)	(1,957)	(23,067)
Total deferred tax liabilities	(22,517)	(43,898)
Net deferred tax liabilities	(19,984)	(36,308)

(i)	Others is primarily comprised of share-based compensation, fair value change of certain investment securities, share of losses of certain equity investees, as well as accrued expenses which are not deductible until paid under PRC tax laws.
(ii)	The related deferred tax liabilities as of March 31, 2019 and 2020 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB49.7 billion and RMB107.2 billion, respectively.
(iii)	This amount primarily represents deferred tax liabilities in relation to certain equity investees, which includes the deferred tax effect on the gain in relation to the receipt of the 33% equity interest in Ant Group of RMB19.7 billion (Note 4(l)), and investment securities.

Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

As of March 31, 2020, the accumulated tax losses of subsidiaries incorporated in Hong Kong S.A.R., Singapore and Indonesia, subject to the agreement of the relevant tax authorities, of RMB5,840 million, RMB5,090 million and RMB4,742 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in Hong Kong S.A.R. and Singapore generally has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2021 through 2025. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB88,805 million as of March 31, 2020 will expire, if unused, in the years ending March 31, 2021 through 2025.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

8.	Income tax expenses (Continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB, except per
	share data)
Income before income tax and share of result of equity investees	100,403	96,221	166,645
Income tax computed at statutory EIT rate (25%)	25,101	24,055	41,661
Effect of different tax rates available to different jurisdictions	392	(1,568)	(1,085)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(14,782)	(17,687)	(18,552)
Effect of the gain in relation to the receipt of the 33% equity interest in Ant Group (Note 4(l))	—	—	(17,890)
Non-deductible expenses and non-taxable income, net (i)	1,780	8,168	9,553
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(2,330)	(5,774)	(7,219)
Withholding tax on the earnings distributed and anticipated to be remitted	4,393	3,954	4,621
Change in valuation allowance and others (iii)	3,645	5,405	9,473
Income tax expenses	18,199	16,553	20,562
Effect of tax holidays inside the PRC on basic earnings per share (RMB)	0.72	0.86	0.88
Effect of tax holidays inside the PRC on basic earnings per ADS (RMB)	5.79	6.86	7.06

(i)	Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense, investment income (loss), interest expense and exchange differences. Investment income (loss) during the year ended March 31, 2018 includes gains from the revaluation of previously held equity interests relating to the acquisitions of Cainiao Network (Note 4(g)) and Intime (Note 4(h)). Investment income (loss) during the year ended March 31, 2019 includes gains from the revaluation of previously held equity interest relating to the acquisitions of Koubei (Note 4(d)) and Alibaba Pictures (Note 4(c)). Investment income (loss) during the year ended March 31, 2020 includes the gain from the deconsolidation of the Company’s AliExpress Russia businesses (Note 4(k)).
(ii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.
(iii)	This amount primarily represents valuation allowance against the deferred tax assets associated with operating losses and amortization of licensed copyrights, as well as other tax benefits which were not previously recognized.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.Share-based awards

Share-based awards such as RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the “2014 Plan”) which has a ten-year term. Share-based awards are only available for issuance under the 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares (previously 25,000,000 ordinary shares before the Share Subdivision as detailed in Note 2(a)), and (B) such lesser number of ordinary shares as determined by the board of directors will become available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of March 31, 2020, the number of shares authorized but unissued was 265,848,704 ordinary shares.

RSUs and share options granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, RSUs and share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of six years from the date of grant. Certain RSUs and share options granted to the senior management members of the Company are subject to a six-year vesting schedule. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of ten years from the date of grant.

Following the Share Subdivision and the ADS Ratio Change that became effective on July 30, 2019 as detailed in Note 2 (a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. Pro-rata adjustments have been made to the number of ordinary shares underlying each RSU and share option granted, so as to give the participants the same proportion of the equity that they would have been entitled to prior to the Share Subdivision. Prior to July 30, 2019, one ordinary share was issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. Subsequent to the Share Subdivision, eight ordinary shares are issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. The Share Subdivision has no impact on the number of RSUs, the number of share options, the weighted average grant date fair value per RSU and the weighted average exercise price per share option as stated below.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(a)  RSUs relating to ordinary shares of the Company

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended March 31, 2020 is as follows:

		Weighted-
		average
	Number	grant date
	of RSUs	fair value
		US$
Awarded and unvested as of April 1, 2019	64,346,493	136.00
Granted	29,250,126	177.87
Vested	(23,832,690)	119.73
Canceled/forfeited	(4,304,967)	150.77
Awarded and unvested as of March 31, 2020	65,458,962	159.66
Expected to vest as of March 31, 2020 (i)	53,984,254	157.66

(i)	RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

During the years ended March 31, 2018 and 2019, the RSUs held by non-employees were subject to re-measurement through each vesting date to determine the appropriate amount of the expense. Upon the adoption of ASU 2018-07 beginning on April 1, 2019, the Company no longer re-measures equity-classified share-based awards granted to non-employees (Note 2(k)). As of March 31, 2019 and 2020, 1,878,835 and 2,531,102 outstanding RSUs were held by non-employees, respectively.

As of March 31, 2020, there were RMB26,476 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 2.0 years.

During the years ended March 31, 2018, 2019 and 2020, the Company recognized share-based compensation expense of RMB16,165 million, RMB22,137 million and RMB25,651 million, respectively, in connection with the above RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(b)  Share options relating to ordinary shares of the Company

A summary of the changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2020 is as follows:

			Weighted
		Weighted	average
	Number	average	remaining
	of share	exercise	contractual
	options	price	life
		US$	(in years)
Outstanding as of April 1, 2019	7,117,206	72.88	3.7
Granted	1,000,000	182.48
Exercised	(1,706,403)	81.55
Canceled/forfeited/expired	(17,500)	35.78
Outstanding as of March 31, 2020	6,393,303	87.81	3.4
Vested and exercisable as of March 31, 2020	3,185,168	68.44	2.5
Vested and expected to vest as of March 31, 2020 (i)	6,123,143	84.24	3.3

(i)	Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

During the years ended March 31, 2018 and 2019, the share options held by non-employees were subject to re-measurement through each vesting date to determine the appropriate amount of the expense. Upon the adoption of ASU 2018-07 beginning on April 1, 2019, the Company no longer re-measures equity-classified share-based awards granted to non-employees (Note 2(k)). As of March 31, 2019 and 2020, 76,550 and 56,550 outstanding share options were held by non-employees, respectively.

As of March 31, 2020, the aggregate intrinsic value of all outstanding options was RMB4,834 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was RMB2,846 million and RMB4,785 million, respectively.

During the years ended March 31, 2018, 2019 and 2020, the weighted average grant date fair value of share options granted was nil, nil and US$57.33, respectively, and the total grant date fair value of options vested during the same years was RMB452 million, RMB311 million and RMB295 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB1,980 million, RMB708 million and RMB1,011 million, respectively.

Cash received from option exercises under the share option plans for the years ended March 31, 2018, 2019 and 2020 was RMB174 million, RMB220 million and RMB960 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(b)  Share options relating to ordinary shares of the Company (Continued)

No share options were granted during the years ended March 31, 2018 and 2019. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model by applying the assumptions below:

Year ended March 31,
2020
Risk-free interest rate (i)	1.68%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.50
Expected volatility (iv)	34.7%

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.
(iii)	Expected life of share options is based on management’s estimate on timing of exercise of share options.
(iv)	Expected volatility is assumed based on the historical volatility of the Company and the Company’s comparable companies in the period equal to the expected life of each grant.

As of March 31, 2020, there were RMB285 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 2.7 years.

During the years ended March 31, 2018, 2019 and 2020, the Company recognized share-based compensation expense of RMB270 million, RMB181 million and RMB140 million, respectively, in connection with the above share options.

(c)  Partner Capital Investment Plan relating to ordinary shares of the Company

Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights or interests to acquire restricted shares of the Company. For the rights or interests offered before 2016, these rights or interests and the underlying restricted shares were subject to a non-compete provision, and each right or interest entitles the holder to purchase eight restricted shares at an aggregate price of US$14.50, after the Share Subdivision as detailed in Note 2(a), during a four-year period. Upon the exercise of the rights or interests, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights or interests. For the rights or interests offered since 2016, the rights or interests and the underlying restricted shares were subject to certain service provisions that were not related to employment, and each right or interest entitles the holder to purchase eight restricted shares at an aggregate price between US$23.00 and US$26.00, after the Share Subdivision as detailed in Note 2(a), over a period of ten years from the vesting commencement date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

The number of ordinary shares underlying these rights or interests is 144,000,000 shares (previously 18,000,000 shares before the Share Subdivision as detailed in Note 2(a)). As of March 31, 2020, there are 16,029,648 shares underlying these rights or interests available for offering (previously 2,003,706 shares before the Share Subdivision as detailed in Note 2(a)). The rights or interests offered before 2016 were accounted for as noncontrolling interests of the Company as these rights or interests were issued by the Company’s subsidiaries and classified as equity at the subsidiary level. The rights or interests offered in the subsequent periods were accounted for as share options issued by the Company.

As of March 31, 2020, there were RMB967 million of unamortized compensation costs related to these rights or interests, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 4.4 years. Share-based compensation expense of RMB435 million, RMB409 million and RMB425 million was recognized in connection with these rights or interests for the years ended March 31, 2018, 2019 and 2020, respectively.

The fair value of each right or interest to acquire restricted shares is estimated on the subscription date using the Black-Scholes model by applying the assumptions below:

	Year ended March 31,
	2018	2019	2020
Risk-free interest rate (i)	2.07%	2.94%	1.64%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	8.25	8.25	8.25
Expected volatility (iv)	34.2%	33.0%	33.1%

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.
(iii)	Expected life of the rights or interests is based on management’s estimate on timing of exercise of the rights or interests.
(iv)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to expected life of each right or interest.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(d)  Share-based awards relating to Ant Group

Since March 2014, Junhan, the general partner of which is a company wholly-owned by the Company’s director and former executive chairman and a major equity holder of Ant Group, has made grants of share economic rights linked to the valuation of Ant Group (the “SERs”) to certain employees of the Company. In addition, Ant Group has granted RSUs and share appreciation rights (the “SARs”) to certain employees of the Company since April 2018 and July 2019, respectively. The SERs will be settled by Junhan upon disposal of these awards by the holders. The RSUs and SARs will be settled by Ant Group upon vesting or exercise of these awards. Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders’ employment with the Company at a price to be determined based on the then fair market value of Ant Group. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to the senior management members of the Company are subject to a six-year vesting schedule.

For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to the SERs and SARs are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the RSUs granted by Ant Group are re-measured at the fair value on each reporting date until their vesting dates.

During the years ended March 31, 2018, 2019 and 2020, the Company recognized expenses of RMB2,278 million, RMB12,855 million and RMB1,261 million in respect of the share-based awards relating to Ant Group, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

9.	Share-based awards (Continued)

(d)  Share-based awards relating to Ant Group (Continued)

The Company had no obligation to reimburse Junhan and Ant Group for the cost associated with the awards granted during all the periods presented. In June 2020, the parties entered into equity-based awards grant and settlement agreements pursuant to which the parties will settle with each other the cost associated with the awards that will be granted to each other’s employees. The payment amounts will depend on the relative values of the awards to be granted in the future.

(e)   Share-based compensation expense by function

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Cost of revenue	5,505	8,915	7,322
Product development expenses	7,374	15,378	13,654
Sales and marketing expenses	2,037	4,411	3,830
General and administrative expenses	5,159	8,787	6,936
Total	20,075	37,491	31,742

10.    Earnings per share/ADS

Following the Share Subdivision and the ADS Ratio Change as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the years ended March 31, 2018 and 2019 have been retrospectively adjusted.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share after the ADS Ratio Change.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share after the ADS Ratio Change.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

10.    Earnings per share/ADS (Continued)

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB, except share
	data and per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	63,985	87,600	149,263
Dilution effect arising from share-based awards issued by subsidiaries and equity investees	(21)	(42)	(48)
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	63,964	87,558	149,215

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share-basic (million shares) (Note)	20,425	20,640	21,017
Adjustments for dilutive RSUs and share options (million shares) (Note)	456	348	329
Weighted average number of shares used in calculating net income per ordinary share-diluted (million shares) (Note)	20,881	20,988	21,346
Net income per ordinary share — basic (RMB) (Note)	3.13	4.24	7.10
Net income per ordinary share — diluted (RMB) (Note)	3.06	4.17	6.99

Earnings per ADS
Net income per ADS — basic (RMB)	25.06	33.95	56.82
Net income per ADS — diluted (RMB)	24.51	33.38	55.93

Note: Basic and diluted net income per ordinary share, weighted average number of shares and the adjustments for dilutive RSUs and share options for the years ended March 31, 2018 and 2019 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

11.	Restricted cash and escrow receivables

	As of March 31,
	2019	2020

	(in millions of RMB)
Consumer protection fund deposits from merchants on China retail marketplaces (i)	—	12,195
Money received or receivable on payment services offered by AliExpress and others (ii)	8,518	3,284
	8,518	15,479

(i)	The amount represents consumer protection fund deposits received from merchants on the Company’s China retail marketplaces, which are restricted for the purpose of compensating consumers for claims against merchants. A corresponding liability is recorded in other deposits and advances received under accrued expenses, accounts payable and other liabilities (Note 19) on the consolidated balance sheets.
(ii)	The amount mainly represents customer funds held by external payment networks outside the PRC relating to AliExpress with a corresponding liability recorded under escrow money payable.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.	Investment securities and fair value disclosure

	As of March 31, 2019
		Gross	Gross	Provision
	Original	unrealized	unrealized	for decline	Carrying
	cost	gains	losses	in value	value

	(in millions of RMB)
Equity securities:
Listed equity securities	57,121	15,968	(11,887)	—	61,202
Investments in privately held companies	81,894	14,107	(78)	(13,250)	82,673
Debt investments (i)	23,843	44	(20)	(725)	23,142
	162,858	30,119	(11,985)	(13,975)	167,017

	As of March 31, 2020
		Gross	Gross	Provision
	Original	unrealized	unrealized	for decline	Carrying
	cost	gains	losses	in value	value

	(in millions of RMB)
Equity securities:
Listed equity securities	68,488	18,070	(20,255)	—	66,303
Investments in privately held companies	92,832	19,601	(815)	(24,065)	87,553
Debt investments (i)	14,685	13	(1,555)	(1,436)	11,707
	176,005	37,684	(22,625)	(25,501)	165,563

(i)	Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2019 and 2020 were RMB2,742 million and RMB4,704 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was higher (lower) than their aggregate unpaid principal balance as of March 31, 2019 and 2020 by RMB197 million and RMB(1,576) million, respectively. Unrealized gains (losses) recorded on these convertible and exchangeable bonds in the consolidated income statements were RMB44 million and RMB(1,651) million during the years ended March 31, 2019 and 2020, respectively. As of March 31, 2019, debt investments also included investments in certain wealth management products amounting to RMB6.9 billion. These investments were pledged to a financial institution in the PRC to secure a financing provided by this financial institution amounting to RMB6.9 billion to one of the Company’s founders and an equity holder in certain of the Company’s variable interest entities, to support his minority investment through a PRC limited partnership in Wasu Media Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange. As of March 31, 2020, the pledge on these investments has been removed and the investments have been redeemed.

Details of the significant additions during the years ended March 31, 2018, 2019 and 2020 are set out in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.	Investment securities and fair value disclosure (Continued)

For equity securities, a summary of gains and losses, including impairment losses, recognized in interest and investment income, net is as follows:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Net unrealized gains (losses) recognized during the period for equity securities still held as of the end of the period	11	598	(15,264)
Net gains recognized during the period from disposals of equity securities during the period	1	5,120	803
Net gains (losses) recognized during the period on equity securities	12	5,718	(14,461)

The Company elected to record a majority of equity investments in privately held companies over which the Company neither has control nor significant influence through investment in common stock or in-substance common stock using the measurement alternative (Note 2(t)). During the years ended March 31, 2019 and 2020, upward adjustments of RMB15,474 million and RMB4,528 million were recorded in interest and investment income, net, in the consolidated income statements, respectively. During the same periods, impairments and downward adjustments of RMB10,404 million and RMB11,031 million were recorded in interest and investment income, net, in the consolidated income statements, respectively. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. As of March 31, 2019 and 2020, the amount of investments in privately held companies for which the Company elected to record using the measurement alternative amounted to RMB81,514 million and RMB80,939 million, respectively.

During the years ended March 31, 2018, 2019 and 2020, no realized gains or losses were recognized for the disposal of debt investments. During the same periods, impairment losses on debt investments of RMB6 million, RMB546 million and RMB890 million were recorded in interest and investment income, net in the consolidated income statements, respectively.

The carrying amount of debt investments approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.	Investment securities and fair value disclosure (Continued)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	—	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2	—

Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	—	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. Certain other financial instruments, such as interest rate swap contracts and certain call option agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.	Investment securities and fair value disclosure (Continued)

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Short-term investments	3,262	—	—	3,262
Restricted cash and escrow receivables	8,518	—	—	8,518
Listed equity securities (i)	61,202	—	—	61,202
Convertible bonds (i)	244	—	2,498	2,742
Interest rate swap contracts (ii)	—	331	—	331
Others	604	1,444	1,159	3,207
	73,830	1,775	3,657	79,262
Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	5,122	5,122
	—	—	5,122	5,122

	As of March 31, 2020
	Level 1	Level 2	Level 3	Total

	(in millions of RMB)
Assets
Short-term investments	64	28,414	—	28,478
Restricted cash and escrow receivables	15,479	—	—	15,479
Listed equity securities (i)	66,303	—	—	66,303
Convertible and exchangeable bonds (i)	—	709	3,995	4,704
Call option agreements (ii)	—	1,521	145	1,666
Others	144	5,114	2,852	8,110
	81,990	35,758	6,992	124,740
Liabilities
Contingent consideration in relation to investments and acquisitions (iii)	—	—	4,400	4,400
Interest rate swap contracts and others (iii)	—	156	338	494
	—	156	4,738	4,894

(i)	Included in investments securities on the consolidated balance sheets.
(ii)	Included in prepayments, receivables and other assets on the consolidated balance sheets.
(iii)	Included in accrued expenses, accounts payable and other liabilities on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

12.Investment securities and fair value disclosure (Continued)

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2018	1,256
Additions	1,153
Foreign currency translation adjustments	89
Balance as of March 31, 2019	2,498
Additions	5,508
Net decrease in fair value	(1,640)
Conversion or expiration	(2,468)
Foreign currency translation adjustments	97
Balance as of March 31, 2020	3,995

Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2018	120
Additions (i)	4,790
Net decrease in fair value	(45)
Foreign currency translation adjustments	257
Balance as of March 31, 2019	5,122
Additions (i)	1,049
Net decrease in fair value	(55)
Payment	(2,093)
Foreign currency translation adjustments	377
Balance as of March 31, 2020	4,400

(i)	Additions during the year ended March 31, 2019 were related to the acquisition of Ele.me (Note 4(d)).

Additions during the year ended March 31, 2020 were related to the acquisition of Kaola (Note 4(b)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

13.	Prepayments, receivables and other assets

	As of March 31,
	2019	2020

	(in millions of RMB)
Current:
Accounts receivable, net of allowance	13,771	19,786
Inventories	8,534	14,859
VAT receivables, net of allowance	7,347	11,826
Amounts due from related companies (i)	7,445	11,029
Advances to/receivables from customers, merchants and others	4,689	8,231
Prepaid cost of revenue, sales and marketing and other expenses	7,049	7,547
Deferred direct selling costs (ii)	1,990	2,000
Interest receivables	867	984
Licensed copyrights (Note 2(y))	1,126	780
Others	5,772	7,187
	58,590	84,229
Non-current:
Operating lease right-of-use assets (iii)	—	34,660
Film costs and prepayment for licensed copyrights and others	7,205	8,517
Deferred tax assets (Note 8)	2,533	7,590
Prepayment for acquisition of property and equipment	7,643	3,503
Deferred direct selling costs (ii)	281	275
Land use rights, net (iii)	6,419	—
Others	3,937	3,440
	28,018	57,985

(i)	Amounts due from related companies primarily represent balances arising from transactions with Ant Group (Notes 4(l) and 22). The balances are unsecured, interest free and repayable within the next twelve months.
(ii)	The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.
(iii)	Upon the initial application of ASC 842 on April 1, 2019, land use rights, net amounting to RMB6,419 million were identified as operating lease right-of-use assets. Such amount was included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

14.	Investments in equity investees

Amounts
(in millions of RMB)
Balance as of April 1, 2018	79,758
Additions (i)	14,360
Share of results, other comprehensive income and other reserves (ii)	1,905
Disposals and distributions received	(1,160)
Transfers (iii)	(10,153)
Impairment loss	(493)
Foreign currency translation adjustments	237
Balance as of March 31, 2019	84,454
Additions (i)	103,832
Share of results, other comprehensive income and other reserves (ii)	5,634
Disposals and distributions received	(912)
Transfers (iii)	8,060
Impairment loss (iv)	(11,824)
Foreign currency translation adjustments	388
Balance as of March 31, 2020	189,632

(i)	Details of the significant additions of the investments in equity investees are set out in Note 4. During the year ended March 31, 2020, additions were primarily related to the 33% equity interest in Ant Group received pursuant to the SAPA (Note 4(l)).
(ii)	Share of results, other comprehensive income and other reserves include the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Group granted to employees of certain equity investees.
(iii)	During the year ended March 31, 2019, transfers were primarily related to the consolidation of Alibaba Pictures (Note 4(c)).

During the year ended March 31, 2020, transfers were primarily related to the deconsolidation of the Company’s AliExpress Russia businesses, which were contributed to the AliExpress Russia Joint Venture (Note 4(k)).

(iv)	Impairment loss recorded represents other-than-temporary decline in fair value below the carrying value of the investments in equity investees. The valuation inputs for the fair value measurement with respect to the impairments include the stock price for equity investees that are listed, as well as certain unobservable inputs that are not subject to meaningful aggregation.

As of March 31, 2020, equity method investments with an aggregate carrying amount of RMB53,352 million that are publicly traded have increased in value and the total market value of these investments amounted to RMB68,105 million. As of March 31, 2020, the Company’s retained earnings included undistributed earnings from equity investees of RMB7,555 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

14.	Investments in equity investees (Continued)

For the years ended March 31, 2018, 2019 and 2020, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Operating data:
Revenue	284,706	488,775	553,387
Cost of revenue	(242,068)	(405,074)	(443,198)
(Loss) Income from operations	(7,072)	3,840	5,274
Net income	195	2,923	30,578

	As of March 31,
	2019	2020

	(in millions of RMB)
Balance sheet data:
Current assets	257,502	602,212
Non-current assets	222,484	513,773
Current liabilities	205,272	451,951
Non-current liabilities	34,191	134,030
Noncontrolling interests and mezzanine equity	10,151	19,958

15.	Property and equipment, net

	As of March 31,
	2019	2020

	(in millions of RMB)
Buildings and property improvements	61,940	70,441
Computer equipment and software	53,187	67,382
Construction in progress	6,959	10,828
Furniture, office and transportation equipment	3,889	6,730
	125,975	155,381
Less: accumulated depreciation	(33,945)	(51,994)
Net book value	92,030	103,387

Depreciation expenses recognized for the years ended March 31, 2018, 2019 and 2020 were RMB8,654 million, RMB14,818 million and RMB20,325 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

16.	Intangible assets, net

	As of March 31,
	2019	2020

	(in millions of RMB)
User base and customer relationships	47,913	50,016
Trade names, trademarks and domain names	22,592	26,151
Non-compete agreements	12,528	13,898
Developed technology and patents	9,510	10,051
Licensed copyrights (Note 2(y))	9,225	9,639
Others	1,358	384
	103,126	110,139
Less: accumulated amortization and impairment	(34,850)	(49,192)
Net book value	68,276	60,947

During the year ended March 31, 2020, the Company acquired intangible assets amounting to RMB5,626 million in connection with business combinations, which were measured at fair value upon acquisition and were primarily related to the acquisition of Kaola (Note 4(b)).

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2021	13,761
2022	9,990
2023	8,528
2024	7,815
2025	4,975
Thereafter	15,878
60,947

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

17.	Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2019 and 2020 were as follows:

			Digital media	Innovation
	Core	Cloud	and	initiatives and
	commerce	computing	entertainment	others	Total

	(in millions of RMB)
Balance as of April 1, 2018	116,798	368	40,307	4,676	162,149
Additions (i)	80,760	1,118	20,165	575	102,618
Foreign currency translation adjustments	157	(25)	36	—	168
Balance as of March 31, 2019	197,715	1,461	60,508	5,251	264,935
Additions (i)	12,695	1,111	—	815	14,621
Deconsolidation of subsidiaries	(299)	(85)	—	—	(384)
Measurement period adjustments (ii)	(532)	—	(1,292)	—	(1,824)
Impairment	—	—	(576)	—	(576)
Foreign currency translation adjustments	(46)	23	33	—	10
Balance as of March 31, 2020	209,533	2,510	58,673	6,066	276,782

(i)	During the year ended March 31, 2019, additions under the core commerce segment and the digital media and entertainment segment were primarily related to the acquisitions of Koubei and Ele.me (Note 4(d)) and the acquisition of Alibaba Pictures (Note 4(c)), respectively.

During the year ended March 31, 2020, additions under the core commerce segment included the acquisition of Kaola (Note 4(b)).

(ii)	During the year ended March 31, 2020, measurement period adjustments under the digital media and entertainment segment were primarily related to the adjustments to the fair value of intangible assets and certain other net assets acquired from the acquisition of Alibaba Pictures (Note 4(c)).

Gross goodwill balances were RMB268,879 million and RMB281,302 million as of March 31, 2019 and 2020, respectively. Accumulated impairment losses were RMB3,944 million and RMB4,520 million as of March 31, 2019 and 2020, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB494 million, nil and RMB576 million during the years ended March 31, 2018, 2019 and 2020, respectively. The impairment losses were resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment loss was determined by comparing the carrying amounts of goodwill associated with the reporting units with their respective implied fair values of the goodwill. The goodwill impairment is presented as an unallocated item in the segment information (Note 26) because the CODM of the Company does not consider this as part of the segment operating performance measure.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

18.  Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2019	2020

	(in millions of RMB)
Deferred revenue	18,448	23,195
Customer advances	13,814	17,168
	32,262	40,363
Less: current portion	(30,795)	(38,338)
Non-current portion	1,467	2,025

All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after the amounts are transferred to deferred revenue. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year.

19.	Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2019	2020

	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	51,958	67,173
Other deposits and advances received (i)	10,447	25,443
Accrued bonus and staff costs, including sales commission	14,034	16,860
Payable to merchants and third party marketing affiliates	12,554	15,763
Payables and accruals for purchases of property and equipment	5,548	7,613
Other taxes payable (ii)	3,448	5,479
Amounts due to related companies (iii)	4,570	4,875
Contingent and deferred consideration in relation to investments and acquisitions	3,301	4,680
Operating lease liabilities (Note 7)	—	2,766
Accrued professional services and administrative expenses	2,361	2,176
Accrued donations	1,738	1,806
Accrual for interest expense	924	869
Others (iv)	6,828	6,033
	117,711	161,536
Non-current:
Operating lease liabilities (Note 7)	—	19,091
Contingent and deferred consideration in relation to investments and acquisitions	3,872	4,850
Others	2,315	1,322
	6,187	25,263

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

19.	Accrued expenses, accounts payable and other liabilities (Continued)
(i)	Other deposits and advances received as of March 31, 2020 include customer protection fund deposits received from merchants on the Company’s China retail marketplaces (Note 11).
(ii)	Other taxes payable primarily represent VAT and PRC individual income tax of employees withheld by the Company.
(iii)	Amounts due to related companies primarily represent balances arising from the transactions with Ant Group (Note 22). The balances are unsecured, interest free and repayable within the next twelve months.
(iv)	Other current liabilities as of March 31, 2019 include a settlement provision of US$250 million (RMB1,679 million) for a U.S. federal class action lawsuit that has been pending since January 2015 (Note 25(g)). The amount has been paid as of March 31, 2020.

20.  Bank borrowings

Bank borrowings are analyzed as follows:

	As of March 31
	2019	2020

	(in millions of RMB)
Current portion:
Short-term other borrowings (i)	7,356	5,154
Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	26,780	28,211
Long-term other borrowings (iii)	8,647	11,449
	35,427	39,660

(i)	As of March 31, 2019 and 2020, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 2.9% to 19.0% and 0.9% to 16.5% per annum, respectively. As of March 31, 2019 and 2020, the weighted average interest rate of these borrowings was 4.1% and 3.4% per annum, respectively. The borrowings are primarily denominated in RMB or HK$.
(ii)	As of March 31, 2019 and 2020, the Company had a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and was priced at 110 basis points over LIBOR. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions). In May 2019, the loan terms were modified such that the interest rate of the loan was reduced to 85 basis points over LIBOR and the maturity of the loan was extended to May 2024.
(iii)	As of March 31, 2019 and 2020, the Company had long-term borrowings from banks with weighted average interest rates of 4.6% and 4.4% per annum, respectively. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB18,314 million and RMB18,744 million, as of March 31, 2019 and 2020, respectively. As of March 31, 2020, the Company is in compliance with all covenants in relation to bank borrowings.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

20.  Bank borrowings (Continued)

In April 2017, the Company obtained a revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion, which has not yet been drawn down. The interest rate on any outstanding utilized amount under this new credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

As of March 31, 2020, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	5,154
Between 1 to 2 years	879
Between 2 to 3 years	1,623
Between 3 to 4 years	684
Between 4 to 5 years	30,834
Beyond 5 years	5,784
44,958

21.  Unsecured senior notes

In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the “2014 Senior Notes”), of which US$1.3 billion was repaid in November 2017 and US$2.25 billion was repaid in November 2019. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

In December 2017, the Company issued another series of unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the “2017 Senior Notes”). The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

21.  Unsecured senior notes (Continued)

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2019 and 2020:

	As of March 31,		Effective
	2019	2020	interest rate

	(in millions of RMB)
US$2,250 million 2.500% notes due 2019	15,110	—	—
US$1,500 million 3.125% notes due 2021	10,044	10,604	3.26%
US$700 million 2.800% notes due 2023	4,687	4,946	2.90%
US$2,250 million 3.600% notes due 2024	15,061	15,891	3.68%
US$2,550 million 3.400% notes due 2027	16,989	17,929	3.52%
US$700 million 4.500% notes due 2034	4,650	4,906	4.60%
US$1,000 million 4.000% notes due 2037	6,663	7,028	4.06%
US$1,750 million 4.200% notes due 2047	11,655	12,291	4.25%
US$1,000 million 4.400% notes due 2057	6,658	7,021	4.44%
Carrying value	91,517	80,616
Unamortized discount and debt issuance costs	589	550
Total principal amounts of unsecured senior notes	92,106	81,166
Less: current portion of principal amounts of unsecured senior notes	(15,127)	—
Non-current portion of principal amounts of unsecured senior notes	76,979	81,166

The 2014 Senior Notes and the 2017 Senior Notes were issued at a discount with a total amount of US$47 million (RMB297 million). The debt issuance costs of US$82 million (RMB517 million) were presented as a direct deduction from the principal amount of the unsecured senior notes on the consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The 2014 Senior Notes and the 2017 Senior Notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. As of March 31, 2020, the Company is in compliance with all these covenants. In addition, the 2014 Senior Notes and the 2017 Senior Notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

The proceeds from issuance of the 2014 Senior Notes were used in full to refinance a previous syndicated loan in the same amount. The proceeds from the issuance of the 2017 Senior Notes were used for general corporate purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

21.  Unsecured senior notes (Continued)

As of March 31, 2020, the future principal payments for the Company’s unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	—
Between 1 to 2 years	10,633
Between 2 to 3 years	—
Between 3 to 4 years	4,962
Between 4 to 5 years	15,950
Thereafter	49,621
81,166

As of March 31, 2019 and 2020, the fair values of the Company’s unsecured senior notes, based on Level 2 inputs, were US$13,679 million (RMB91,964 million) and US$12,725 million (RMB90,206 million), respectively.

22.  Related party transactions

During the years ended March 31, 2018, 2019 and 2020, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Amounts earned by the Company
Profit Share Payments (i)	3,444	517	3,835
Annual fee for SME loan business (ii)	956	954	954
Administrative and support services (iii)	676	1,017	1,224
Cloud computing revenue (iii)	482	761	1,872
Marketplace software technology services fee and other amounts earned (iii)	1,026	1,489	2,075
	6,584	4,738	9,960

Amounts incurred by the Company
Payment processing and escrow services fee (iv)	6,295	8,252	8,723
Other amounts incurred (iii)	1,894	1,328	2,743
	8,189	9,580	11,466

(i)	In 2014, the Company entered into the 2014 IPLA with Ant Group. Under the 2014 IPLA, the Company received the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Group, subject to certain adjustments. Upon the receipt of 33% equity interest in Ant Group in September 2019, the Company entered into the Amended IPLA and terminated the 2014 IPLA, and the Profit Share Payments arrangement was terminated (Note 4(l)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

22.  Related party transactions (Continued)

Profit Share Payments were recognized in consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Ant Group. The amounts reimbursed by Ant Group to the Company were RMB37 million, RMB106 million and nil for the years ended March 31, 2018, 2019 and 2020, respectively.

(ii)	Pursuant to the SAPA (Note 4(l)), the Company entered into software system use and service agreements with Ant Group in 2014, under which the Company would receive annual fees for SME loan business for a term of seven years. In calendar years 2018 to 2021, the Company received or will receive annual fees equal to the amount received in calendar year 2017, which was equal to 2.5% of the average daily balance of the SME loans made by Ant Group and its affiliates during that year.
(iii)	The Company has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Group and its affiliates on various sales and marketing, cloud computing, treasury management, and other administrative and support services.
(iv)	The Company and Alipay, among others, entered into a commercial agreement in 2011 whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

As of March 31, 2019 and 2020, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB3,720 million and RMB6,486 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

Transactions with Cainiao Network

The Company has commercial arrangements with Cainiao Network to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network of RMB3,437 million were recorded in the consolidated income statement for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017.

The Company also has cost sharing and other services arrangements with Cainiao Network and its subsidiaries primarily related to various administrative and support services. In connection with these services provided by the Company, RMB123 million were recorded in the consolidated income statement for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

22.  Related party transactions (Continued)

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud computing services. In connection with these services provided by the Company, RMB689 million, RMB1,111 million and RMB1,548 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively.

The Company also has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB760 million, RMB907 million and RMB1,146 million were recorded in cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively.

The Company, including Cainiao Network, which the Company consolidated in October 2017, has commercial arrangements with certain investees of the Company related to logistics services. Revenues recognized in connection with these services provided by the Company of RMB72 million, RMB261 million and RMB1,400 million were recorded in the consolidated income statements for the years ended March 31, 2018, 2019 and 2020, respectively. Expenses incurred in connection with these services provided to the Company of RMB5,608 million, RMB12,933 million and RMB8,265 million were recorded in the consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company’s investments. As of March 31, 2019 and 2020, the aggregate outstanding balance of these loans was RMB2,543 million and RMB4,352 million, respectively, with durations generally ranging from one month to ten years and interest rates of up to 10% per annum as of March 31, 2019, and durations generally ranging from one year to ten years and interest rates of up to 6% per annum as of March 31, 2020.

During the year ended March 31, 2020, the Company agreed to provide a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited (“Cingleot”), a company that is partially owned by Cainiao Network, in connection with a logistics center development project at the Hong Kong International Airport. As of March 31, 2020, HK$358 million was drawn down by Cingleot under this facility.

Other transactions

The Company’s digital economy offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company’s platforms are conducted on terms obtained in arm’s length transactions with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, its investees and other related parties to provide and receive certain marketing, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company’s revenue and total costs and expenses, respectively, for the years ended March 31, 2018, 2019 and 2020.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2018, 2019 and 2020. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

23.  Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB114,715 million as of March 31, 2020. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

24.	Commitments

(a)   Capital commitments

Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2019	2020

	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	5,656	15,572
Construction of corporate campuses	3,576	8,982
	9,232	24,554

(b)  Operating lease commitments for office facility and transportation equipment

The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have different terms and renewal rights. As of March 31, 2019, the future aggregate minimum lease payments under non-cancellable operating leases are as follows:

As of March 31,
2019
(in millions of RMB)
No later than 1 year	4,984
Later than 1 year and no later than 5 years	10,675
More than 5 years	15,346
Total	31,005

For the years ended March 31, 2018 and 2019, the Company incurred rental expenses under operating leases of RMB2,279 million and RMB4,699 million, respectively. Upon the adoption of ASC 842 on April 1, 2019, operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement and the future lease payments under operating leases as of March 31, 2020 are disclosed in Note 7.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

24.	Commitments (Continued)

(c)  Investment commitments

The Company was obligated to pay up to RMB23,954 million and RMB14,080 million for business combinations and equity investments under various arrangements as of March 31, 2019 and 2020, respectively. The commitment balance as of March 31, 2019 primarily includes the consideration for the investment relating to STO Express (Note 4(o)), Focus Media (Note 4(p)) and the remaining committed capital of certain investment funds. The commitment balance as of March 31, 2020 primarily includes the consideration for the investment in Focus Media (Note 4(p)) and the remaining committed capital of certain investment funds.

(d)  Other commitments

The Company also has other commitments including commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses. These commitments are analyzed as follows:

	As of March 31,
	2019	2020

	(in millions of RMB)
No later than 1 year	21,768	27,398
Later than 1 year and no later than 5 years	22,291	19,261
More than 5 years	4,964	3,102
Total	49,023	49,761

As a marketing initiative, the Company entered into a framework agreement with the International Olympic Committee (the “IOC”) and the United States Olympic Committee in January 2017 for a long-term partnership arrangement through 2028. Joining in The Olympic Partner worldwide sponsorship program, the Company has become the official “E-Commerce Services” Partner and “Cloud Services” Partner of the IOC. In addition, the Company has been granted certain marketing rights, benefits and opportunities relating to future Olympic Games and related initiatives, events and activities. The Company committed to provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games through 2028.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

25.	Risks and contingencies
(a)

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company conducts its Internet businesses and other businesses through various contractual arrangements with VIEs that are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

(b)

The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

(c)

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”).

Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

(d)

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2018, 2019 and 2020, substantially all of the Company’s cash and cash equivalents, short-term investments and restricted cash were held by major financial institutions located worldwide, including mainland China and Hong Kong S.A.R. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

25.	Risks and contingencies (Continued)
(e)

During the years ended March 31, 2018, 2019 and 2020, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the years ended March 31, 2018, 2019 and 2020, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

(f)

In the ordinary course of business, the Company makes strategic investments to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether there is a decline in fair value below the carrying value. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations.

(g)

In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. As of March 31, 2019, the Company accrued a settlement provision of US$250 million (RMB1,679 million) for the settlement of a U.S. federal class action lawsuit in exchange for a full release of all claims brought in the lawsuit that has been pending since January 2015. The amount has been paid as of March 31, 2020 (Note 19). Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are probable to have, a material impact on the Company’s financial positions, results of operations or cash flows. Except for the above, the Company did not accrue any other material loss contingencies in this respect as of March 31, 2018, 2019 and 2020.

(h)

The global outbreak of COVID-19 is having a significant negative impact on the global economy and the Company’s business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that drastically reduced business activities in China. This substantial decline in business activities in China negatively affected most of the Company’s domestic core commerce businesses, including the Company’s China retail marketplaces and local consumer services business, as well as other businesses that involve travel, transportation and offline entertainment, such as Fliggy, Alibaba Pictures (Note 4(c)), Damai and Amap. The Company’s key international commerce businesses also began to experience a negative impact in February 2020. While the growth of the Company’s domestic businesses started to recover in March 2020, the timing of recovery for the Company’s international commerce businesses remains uncertain as demand in countries outside of China remains soft. The COVID-19 pandemic also presented and may continue to present challenges to the Company’s business operations as well as the Company’s merchants, business partners and other participants in the Company’s digital economy, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. It is not possible to determine the ultimate impact of the COVID-19 pandemic on the Company’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, the Company’s ability and the ability of merchants, retailers, logistics service providers and other participants in the Company’s digital economy to continue operations in areas affected by the pandemic and the Company’s efforts and expenditures to support merchants and partners and ensure the safety of the Company’s employees. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

26.  Segment information

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization (“Adjusted EBITA”) which is considered as a segment operating performance measure, for the years ended March 31, 2018, 2019 and 2020:

	Year ended March 31, 2018
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment (i)	others (i)	segments	Unallocated (ii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	214,020	13,390	19,564	3,292	250,266	—	250,266
Income (Loss) from operations	102,743	(3,085)	(14,345)	(6,696)	78,617	(9,303)	69,314
Add: share-based compensation expense	8,466	2,274	2,165	3,684	16,589	3,486	20,075
Add: amortization of intangible assets	2,891	12	3,693	198	6,794	326	7,120
Add: impairment of goodwill	—	—	—	—	—	494	494
Adjusted EBITA (iii)	114,100	(799)	(8,487)	(2,814)	102,000	(4,997)
Adjusted EBITA margin (iv)	53%	(6)%	(43)%	(85)%

	Year ended March 31, 2019
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment (i)	others (i)	segments	Unallocated (ii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	323,400	24,702	24,286	4,456	376,844	—	376,844
Income (Loss) from operations	109,312	(5,508)	(20,523)	(11,318)	71,963	(14,879)	57,084
Add: share-based compensation expense	17,694	4,332	3,035	5,727	30,788	6,703	37,491
Add: amortization of intangible assets	9,161	18	1,262	50	10,491	236	10,727
Add: settlement of U.S. federal class action lawsuit	—	—	—	—	—	1,679	1,679
Adjusted EBITA (iii)	136,167	(1,158)	(16,226)	(5,541)	113,242	(6,261)
Adjusted EBITA margin (iv)	42%	(5)%	(67)%	(124)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

26. Segment information (Continued)

	Year ended March 31, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives and	Total
	commerce	computing	entertainment (i)	others (i)	segments	Unallocated (ii)	Consolidated

	(in millions of RMB, except percentages)
Revenue	436,104	40,016	29,094	4,497	509,711	—	509,711
Income (Loss) from operations	138,631	(7,016)	(15,389)	(12,499)	103,727	(12,297)	91,430
Add: share-based compensation expense	15,427	5,577	2,566	3,928	27,498	4,244	31,742
Add: amortization and impairment of intangible assets	11,742	25	1,377	86	13,230	158	13,388
Add: impairment of goodwill	—	—	—	—	—	576	576
Adjusted EBITA (iii)	165,800	(1,414)	(11,446)	(8,485)	144,455	(7,319)
Adjusted EBITA margin (iv)	38%	(4)%	(39)%	(189)%

The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2018, 2019 and 2020:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Total Segments Adjusted EBITA	102,000	113,242	144,455
Unallocated (ii)	(4,997)	(6,261)	(7,319)
Share-based compensation expense	(20,075)	(37,491)	(31,742)
Amortization and impairment of intangible assets	(7,120)	(10,727)	(13,388)
Impairment of goodwill	(494)	—	(576)
Settlement of U.S. federal class action lawsuit	—	(1,679)	—
Consolidated income from operations	69,314	57,084	91,430
Interest and investment income, net	30,495	44,106	72,956
Interest expenses	(3,566)	(5,190)	(5,180)
Other income, net	4,160	221	7,439
Income tax expenses	(18,199)	(16,553)	(20,562)
Share of results of equity investees	(20,792)	566	(5,733)
Consolidated net income	61,412	80,234	140,350

The following table presents the total depreciation of property and equipment, and operating lease cost relating to land use rights by segment for the years ended March 31, 2018, 2019 and 2020:

	Year ended March 31,
	2018	2019	2020

	(in millions of RMB)
Core commerce	3,784	6,672	8,518
Cloud computing	3,047	6,580	8,908
Digital media and entertainment (i)	990	1,189	1,359
Innovation initiatives and others and unallocated (i)(ii)	968	521	1,738
Total depreciation of property and equipment, and operating lease cost relating to land use rights	8,789	14,962	20,523

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020

26. Segment information (Continued)

(i)	Beginning on April 1, 2020, the Company reclassified the results of the Company’s self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment in order to conform to the way that the Company manages and monitors segment performance. Figures for the years ended March 31, 2018, 2019 and 2020 were reclassified to conform to this presentation.
(ii)	Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(iii)	Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, and (iii) settlement of a U.S. federal class action lawsuit, which are not reflective of the Company’s core operating performance.
(iv)	Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

Details of the Company’s revenue by segment are set out in Note 5. As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.